1-A/A



13002889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.7
TO
REGULATION A OFFERING STATEMENT
UNDER THE SECURITITES ACT OF 1933

SONASOFT CORP.
(Exact name of issuer as specified in its charter)

California	**7372**	**51-0439372**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2150 Trade Zone Blvd
Suite 203 San Jose, CA 95131
408-708-4000
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Nand (Andy) Khanna
President and Chief Executive Officer
2150 Trade Zone Blvd, Suite 203,
San Jose, CA 95131
(408) 927-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications, including communications sent to agent for service, should be sent to:

Gregg E. Jaclin, Esq.
Anslow& Jaclin LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
Tel No.: (732) 409-1212
Fax No.: (732) 577-1188

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Preliminary Offering Circular: August ____, 2013

PART I – NOTIFICATION

ITEM 1. Significant Parties

Issuer's Directors

Dr. Romesh K. Japra, (Chairman)
Nand (Andy) Khanna
Romi Randhawa

Issuer's Officers

Nand (Andy) Khanna (President, CEO)
Bilal Ahmed (Chief Technology Officer & VP of Engineering)
Neil Kumar Khanna (VP of Client Services & Operations)
Subhash Sachdeva (Acting Chief Financial Officer)
Jim Gilmer (Secretary)

* W. Patrick Kelley Sr., our former Secretary, & General Counsel and director resigned from all of his positions on July 25, 2012, and the Board of Directors of the Company accepted his resignation.

Issuer's General Partners

Not Applicable

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 31, 2013, certain information regarding the beneficial ownership of the Company's common stock by (i) each person who is known by the Company to beneficially own 5% or more of the Company's Common Stock outstanding, and (ii) each director and executive officer of the Company:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
5% Security Holders		
Joseph Rapp & Ana Rapp JT Ten	10,985,667	8.32%
835 Longview Avenue North Woodmere, NY, 11581		
Garrett Rajkovich (2)	7,486,667	5.51%
6475 Camden Avenue, Suite 202 San Jose, CA, 95120		
Officers and Directors		
Subhash Sachdeva (3) Acting Chief Financial Officer	3,850,000	2.90%
2227 Sierra Ventura Drive Los Altos, CA, 94024		
Andy Khanna (4) President, Chief Executive Officer, Director	26,800,000	19.68%
6246 McAbee Rd San Jose, CA, 951320		
Dr. Romesh K. Japra (5) Chairman of the Board	19,589,667	14.80%
1000 Hunter Lane Fremont, CA, 94539		
Romi Randhawa (6) Director	7,130,698	5.40%
1037 Germano Way Pleasonton, CA, 94566		
Neil Kumar Khanna (7) Vice President of Operations	7,825,000	5.85%
18345 Capistraono Way Morgan Hill, CA, 95037		
Bilal Ahmed (8) Chief Technology Officer & VP of Engineering	6,975,000	5.21%
3743 Nieman Blvd San Jose, CA, 95121		
Jim Gilmer	1,025,000	.78%

Secretary

224 7th Avenue
San Francisco, CA, 94118

(1) Based on 131,991,799 shares of the Company's common stock issued and outstanding as of May 31, 2013.
(2) Represents 7,286,667 shares held by Garrett Rajkovich and his immediate family and 200,000 shares issuable upon exercise of the options held by Garrett Rajkovich.
(3) Represents 3,100,000 shares held by Subhash Sachdeva and 750,000 shares issuable upon exercise of the options held by Subhash Sachdeva.
(4) Represents 22,650,000 shares held by Andy Khanna and his immediate family (excluding Neil Kumar Khanna) and 4,150,000 shares issuable upon exercise of the options held by Andy Khanna.
(5) Represents 19,239,667 shares held by Dr. Romesh K. Japra and his immediate family and 350,000 shares issuable upon exercise of the options held by Dr. Romesh K. Japra.
(6) Represents 6,980,698 held by Romi Randhawa and his immediate family and 150,000 shares issuable upon exercise of options held by Romi Randhawa.
(7) Represents 6,100,000 shares held by Neil Kumar Khannaand 1,725,000 shares issuable upon exercise of the options held by Neil Kumar Khanna.
(8) Represents 5,000,000 shares held by Bilal Ahmed and 1,975,000 shares issuable upon exercise of the options held by Bilal Ahmed.

Promoters of the Issuer

The term promoter includes: i) Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or ii) Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

Andy Khanna
Garett Rackovich

Affiliates of the Issuer

An affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Andy Khanna (Chief Executive Officer and Director)
Subhash Sachdeva (Interim Chief Financial Officer)
Dr. Romesh K. Japra (Director)
Romi Randhawa (Director)

Counsel to the Issuer With Respect to the Proposed Offering

Gregg E. Jaclin, Esq.
Anslow& Jaclin LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
Tel No.: (732) 409-1212
Fax No.: (732) 577-1188

Underwriters With Respect to the Proposed Offering

The term "underwriter" means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

No underwriter is engaged with respect to the proposed offering. Our officers and directors are offering common stock covered by this offering circular.

Underwriter's Directors

Not Applicable

Underwriter's Officers

Not Applicable

Underwriter's General Partners

Not Applicable

Counsel to the Underwriter

Not Applicable

ITEM 2. Application of Rule 262

The issuer, any of its predecessors or any affiliated issuer:

- has not filed a registration statement which is the subject of any pending proceeding or examination under section 8 of the Act, or has been the subject of any refusal order or stop order thereunder within 5 years prior to the filing of the offering statement required by rule 252;
- is not subject to any pending proceeding under Rule 258 of the Securities Act of 1934, as amended (the "Securities Act") or any similar section adopted under section 3(b) of the Securities Act, or to an order entered thereunder within 5 years prior to the filing of such offering statement;
- has not been convicted within 5 years prior to the filing of such offering statement of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Commission;
- is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily restraining or enjoining, or is subject to any order, judgment or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of such offering statement, permanently restraining or enjoining, such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or
- is not subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement, or is subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005. The entry of an order, judgment or decree against any affiliated entity before the affiliation with the issuer arose, if the affiliated entity is not in control of the issuer and if the affiliated entity and the issuer are not under the common control of a third party who was in control of the affiliated entity at the time of such entry does not come within the purview of this paragraph (a) of this section.

The director or officer of the issuer, beneficial owner of 10 percent or more of any class of the issuer's equity securities, promoter of the issuer presently connected with it in any capacity, underwriter of the securities to be offered:

- has not been convicted within 10 years prior to the filing of the offering statement required by rule 252 of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;
- is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of such offering statement, permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;
- is not subject to an order of the Commission entered pursuant to section 15(b), 15B(a), or 15B(c) of the Exchange Act, or section 203(e) or (f) of the Investment Advisers Act of 1940;
- is not suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under section 6 of the Exchange Act or a national securities association registered under section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or
- is not subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement required by rule 252, or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers, or salespersons.

b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: **i) New York and ii) New Jersey**

c) The securities to be offered in connection with this proposed offering shall be offered by the President, on behalf of the Company. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the issuer's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 29, 2011, the issuer sold a total of 34,142,000 shares of its common stock, at a price of .05, for an aggregate of $170,710, to the following persons:

1) 5,000,000 shares issued to Andy Khanna, our President, Chief Executive Officer and Director;
2) 5,000,000 shares issued to Romi Randhawa, our Director;
3) 5,555,000 shares issued to Joseph Rapp;
4) 1,255,000 shares issued to Cross Ventures;
5) 2,220,000 shares issued to Randy Parkovich;
6) 555,000 shares issued to Rohit Sajja;
7) 2,775,000 shares issued to Kenneth Fishman;
8) 500,000 shares issued to HansVan Rietshote;
9) 1,500,000 shares issued to Douglas Mackallor;
10) 1,000,000 shares issued to Scott Khanna;
11) 1,000,000 shares issued to John S. Wagner
12) 1,000,000 shares issued Mike Khanna;
13) 2,832,000 shares issued to Harshvardhan Sharangpani;
14) 950,000 shares issued to Namhita Jayanit; and
15) 3,000,000 shares issed to Nand Sukhandra.

During the quarter ended June 30, 2012, the issuer sold 10,832,000 shares of its common stock, at a price of $.005, for an aggregate of $54,160 to the following persons:

1) 2,832,000 shares issued to Harshvardhan Sharangpani
2) 5,000,000 shares issued to Romi Randhawa
3) 3,000,000 shares issued to Nand Sukhandra

During the quarter ended September 30, 2012, the issuer issued 17,400,000 shares of its common stock, at a price of $.005, for cash received in the prior quarter by the issuer in an amount of $87,000 to the following persons:

1) 2,000,000 shares issued to Intraport PLC
2) 5,000,000 shares issued to Andy Khanna
3) 1,000,000 shares issued to Raj Khanna
4) 400,000 shares issued to Scott Khanna
5) 2,000,000 shares issued to Joseph Rapp
6) 2,000,000 shares issued toKenneth Fishman
7) 5,000,000 shares issued toRomesh Japra

During the fourth quarter of 2012, the issuer issued 12,800,000 shares of its common stock at a price of $.005, for an aggregate of $64,000 to the following persons:

1) 200,000 shares issued to Douglas Mackallor
2) 2,000,000 shaers issued to Joseph Rapp
3) 5,000,000 shares issued to Andy Khanna
4) 600,000 shares issued to Bilal Ahmed
5) 5,000,000 shares issued to Romesh Japra

During the first quarter of 2013, the Company issued 17,200,000 shares of its common stock at a price of $.005, for an aggregate of $86,000 to the following persons:

1) 10,000,000 shares issued to Ramesh Kumar Kannan
2) 3,000,000 shares issued to Barbara Tang
3) 4,200,000 shares issued to Doug Mackallor

The issuance of the above shares was made in reliance on the exemption provided by Section 4(2) of the Securities Act promulgated thereunder. Our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

During the fiscal year of 2012, the issuer issued 8,500,000 shares of common stock in exchange for services performed to the following persons:

1) 1,000,000 shares to Mary Nolan for legal services, valued at $0,05 per share;
2) 750.000 shares to Jim Gilmer for management consulting services, valued at $0,05 per share.
3) 250,000 shares to James Kelleher for consulting services, valued at $0.05 per share.
4) 2,100,000 shares to Subhash Sachdeva for financial services, valued at $0.05 per share.
5) 1,500,000 shares to Neil Khanna for services in connection with operation management and customer support, valued at $0.05 per share.
6) 2,300,000 shares to Mike Khanna for services in connection with sales during the third and fourth quarter, valued at $0.05 per share.
7) 600,000 shares to Douglas Mackallor for product marketing, promotion and internet marketing services, valued at $0.05 per shares.

During the fiscal year of 2013, the issuer has issued 17,000,000 shares of common stock in exchange for services performed to the following persons:

1) 4,000,000 shares to Andy Khanna in lieu of his salary as an officer, valued at $0,05 per share;
2) 4,000,000 shares to Mike Khanna in lieu of his salary as an employee, valued at $0,05 per share;
3) 4,000,000 shares to Neil Khanna in lieu of his salary as an officer, valued at $0,05 per share;
4) 4,000,000 shares to Bilal Ahmed in lieu of his salary as an officer, valued at $0,05 per share;
5) 1,000,000 shares to Subhash Sachdeva for his financial services, valued at $0,05 per share.

The issuance of the above shares was made in reliance on the exemption provided by Section 4(2) of the Securities Act promulgated thereunder. Our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

ITEM 6. Other Present or Proposed Offerings

The issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Aside from the following, no experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents. The validity of the common stock offered by this prospectus will be passed upon for us by Anslow & Jaclin, LLP, Manalapan, New Jersey. Anslow & Jaclin, LLP is entitled to cash compensation in amount of $20,000 upon the issuer's receiving of its first financing proceeds pursuant to this offering statement.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Date of this Preliminary Offering Circular: August ____, 2013

PART II
OFFERING CIRCULAR
SONASOFT CORP.
2150 Trade Zone Blvd.
Suite 203
San Jose, Ca 95131
(408) 708-4000

Type of securities offered: Common Stock

Maximum number of securities offered: 50,000,000
Minimum number of securities offered: 0
Price per security: $0.10
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $0

Offering Period: The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) the sale of all 50,000,000 shares of common stock, (ii) 120 days after the date of this Offering Circular, or (iii) at such date prior to 120-day period as may be determined by the management. Our management at its sole discretion may extend the period for an additional 120 days of the offering if not all 50,000,000 shares are sold at the end of the initial 120-day offering period. The offering is made on a continuous basis under Rule 415, as the offering will commence promptly after the date of this Offering Circular and may continue for a period in excess of 30 days from the date of this Offering Circular.
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? _________ %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[] Has shown a profit in the last fiscal year.

Date of this Preliminary Offering Circular: August ____, 2013

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: *State*	*State File No.*	*Effective Date*
[X]_____________	_____________	_____________
[X]_____________	_____________	_____________
[X]_____________	_____________	_____________
[X]_____________	_____________	_____________

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITEIS HAVE NOT BEEN RECOMMNEDED OR APPROVED BYANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF COMMON STOCK ("SHARES") HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE NEW YORK AND NEW JERSEY SECURITIES REGULATORY BODIES AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL SHARES IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NOTICE TO NEW JERSEY RESIDENTS:

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Date of this Preliminary Offering Circular: August ____, 2013

TABLE OF CONTENTS

This Offering Circular, together with Financial Statements and other Attachments, consists of total of 59 pages.

Date of this Preliminary Offering Circular: August ____, 2013

THE COMPANY

1.Exact corporate name: Sonasoft Corp.
State and date of incorporation: California — December 18, 2002
Street address of principal office: 2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
Company Telephone Number: (408) 708-4000
Fiscal year: December, 31 (month) (day)
Person(s) to contact at Company with respect to offering: Nand (Andy) Khanna
Telephone Number (if different from above): same

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risks Related to Our Business

WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL AND THE LOSS OF THEIR SERVICES COULD ADVERSELY AFFECT OUR BUSINESS.

We place substantial reliance upon the efforts and abilities of our executive officers. The loss of the services of any of our executive officers could have a material adverse effect on our business, operations, revenues or prospects. We currently have employment agreements with our officers, however we do not have non-compete agreements with any of our officers. We do not maintain key man life insurance on the lives of these individuals.

WE NEED TO MANAGE GROWTH IN OPERATIONS TO MAXIMIZE OUR POTENTIAL GROWTH AND ACHIEVE OUR EXPECTED REVENUES AND OUR FAILURE TO MANAGE GROWTH WILL CAUSE A DISRUPTION OF OUR OPERATIONS RESULTING IN THE FAILURE TO GENERATE REVENUE.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our sales efforts and marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

WE HAVE PREVIOUSLY BEEN NAMED AS A DEFENDANT IN A LAWSUIT AND MAY IN THE FUTURE BE NAMED AS DEFENDANT IN OTHER LAWSUITS THAT MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

We previously had been named as a defendant in a lawsuit with a former employee Vince Khanna for the claim of wrongful termination and breach of contract. While we have reached agreements to settle this lawsuit and made partial settlement payment, we are behind in paying the balance of the settlement payment for 107,319.67 under the settlement agreement. As a result of the foregoing, there can be no assurance that we would not be subject to additional lawsuits and other legal proceedings in the future. For any lawsuits and proceedings, our attention may be diverted from our ordinary business operations and we may incur significant expenses associated with defense (including substantial fees of lawyers and other professional advisors and potential obligations to indemnify current and former officers and directors who may be parties to or involved in such action or proceeding). Depending on the outcome of these lawsuits and proceedings, we may also be required to pay material damages and fines, consent to injunctions on future conduct, or suffer other penalties, remedies or sanctions. The ultimate resolution of these matters could have a material adverse effect on our results of operations, financial condition, liquidity, our ability to meet our debt obligations and, consequently, negatively impact the trading price of our common stock.

WE MAY LOSE THE COLLATERAL CONSISTING OF ALL THE ASSETS OF THE COMPANY, INCLUDING INTELLECTUAL PROPERTY, PATENTS, GOODS, CASH IN OUR BANK ACCOUNT, ACCOUNTS RECEIVABLE AND OFFICE SUPPLIES, SECURING A DEFAULTED NOTE ISSUED TO OUR DIRECTOR MR. ROMESH JAPRA IF DR. JAPRA TAKES NECESSARY ACTION.

On December 19, 2008, the company issued a promissory note (the "Note") to Director Romesh Japra for cash received of $500,000 on terms of 10% interest per year. The Note was payable 36 months after issuance. In conjunction with the issuance of the Note, the company granted warrants to Japra granting him the right to purchase 2,272,727 shares of common stock for $0.22 each. The Note was secured by all the assets owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California. The Company is not current on its payments under the Note, but as Dr. Japra is the Chairman of the Board of Directors, he has not taken any action under the Note. If Dr. Japra takes necessary action, we may lose the collaterals securing the Note.

WE MAY NEVER ISSUE DIVIDENDS.

We did not declare any dividends for the year ended December 31, 2011 and have not declared any dividends to date in 2012. Our board of directors does not intend to distribute dividends in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

FUTURE ACQUISITIONS MAY HAVE AN ADVERSE EFFECT ON OUR ABILITY TO MANAGE OUR BUSINESS.

If we are presented with appropriate opportunities, we may acquire complementary technologies or companies. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

Risks Related to Our Industry

OUR ABILITY TO CONTINUE TO DEVELOP AND EXPAND OUR PRODUCT OFFERINGS TO ADDRESS EMERGING BUSINESS DEMANDS AND TECHNOLOGICAL TRENDS WILL IMPACT OUR FUTURE GROWTH. IF WE ARE NOT SUCCESSFUL IN MEETING THESE BUSINESS CHALLENGES, OUR RESULTS OF OPERATIONS AND CASH FLOWS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

Our ability to implement solutions for our customers incorporating new developments and improvements in technology which translate into productivity improvements for our customers and to develop product offerings that meet the current and prospective customers' needs are critical to our success. The markets we serve are highly competitive. Our competitors may develop solutions or services which make our offerings obsolete. Our ability to develop and implement up to date solutions utilizing new technologies which meet evolving customer needs in backup and disaster recovery solutions will impact our future revenue growth and earnings.

OUR PRIMARY MARKET CONSISTS OF SMALL TO MEDIUM BUSINESSES WITH INFORMATION TECHNOLOGY NEEDS THAT CAN BE SERVICED BY US IS A HIGHLY COMPETITIVE MARKET. IF WE ARE UNABLE TO COMPETE IN THIS HIGHLY COMPETITIVE MARKET, OUR RESULTS OF OPERATIONS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

Our competitors include large, technically competent and well capitalized companies. As a result, the markets which we serve are highly competitive. This competition may place downward pressure on operating margins in our industry. As a result, we may not be able to maintain our current operating margins for our product offerings in the future.

Any reductions in margins will require that we effectively manage our cost structure. If we fail to effectively manage our cost structure during periods with declining margins, our results of operations will be adversely affected.

THE BACKUP, RECOVERY AND ARCHIVING SOFTWARE MARKET IS HIGHLY COMPETITIVE AND FRAGMENTED, WHICH MEANS THAT OUR CUSTOMERS HAVE A NUMBER OF CHOICES FOR PROVIDERS OF SERVICES AND PRODUCTS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

The market for our products is highly competitive. The market is fragmented, there are a wide variety of product offerings with different capabilities, and no company holds a dominant position. Consequently, our competition for clients varies significantly Most of our competitors are larger and have greater technical, financial, and marketing resources and greater name recognition than we have in the markets we collectively serve. In addition, clients may elect to increase their internal IT systems resources to satisfy their backup/disaster recovery needs.

CHANGES IN GOVERNMENT REGULATIONS AND LAWS AFFECTING THE IT INDUSTRY, INCLUDING ACCOUNTING PRINCIPLES AND INTERPRETATIONS AND THE TAXATION OF DOMESTIC AND FOREIGN OPERATIONS, COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations which, in many instances, is due to their lack of specificity. As a result, the application of these new standards and regulations in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure.

As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent auditors' audit of that assessment has required the commitment of significant internal, financial and managerial resources.

The Financial Accounting Standards Board, SEC or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that we presently apply to our financial results. Such new accounting rules or standards could require significant changes from the way we currently report our financial condition, results of operations or cash flows.
U.S. generally accepted accounting principles have been the subject of frequent interpretations. As a result of the enactment of the Sarbanes-Oxley Act of 2002 and the review of accounting policies by the SEC as well as by national and international accounting standards bodies, the frequency of future accounting policy changes may accelerate. Such future changes in financial accounting standards may have a significant effect on our reported results of operations, including results of transactions entered into before the effective date of the changes.

We are subject to income taxes in the United States. Our provision for income taxes and our tax liability in the future could be adversely affected by numerous factors including, but not limited to, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws, regulations, accounting principles or interpretations thereof, which could adversely impact our financial condition, results of operations and cash flows in future periods.

Risks Related to Our Common Stock

YOU MAY LOSE ALL OF YOUR INVESTMENT MONEY SINCE FUNDS WILL BE NOT RETURNED EVEN IF THE MAXIMUM NUMBER OF SHARES IS NOT SOLD.

The funds will be immediately available to the company and that no funds will be returned if the maximum is not reached. You may lose all of your investment money since funds will be not returned even if the maximum number of shares is not sold. The sale of shares significantly under the maximum will affect our ability to reach our milestones. Any delay or failure to secure financing required for our development plan will delay the company's ability to attain each its milestones, however, it will not impact the company's survivability.

YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT SINCE THERE IS NO ASSURANCE THAT A PUBLIC TRADING MARKET WILL DEVELOP FOR OUR COMMON STOCK OR THAT OUR COMMON STOCK WILL EVER BE APPROVED FOR QUOTATION OR TRADING ON A RECOGNIZED EXCHANGE.

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system. We cannot assure you that a public trading market will ever develop for our common stock or our common stock will ever be approved for quotation or trading on a recognized exchange. In the absence of a public trading market, an investor may be unable to liquidate its investment, which may result in the loss of your investment.

THE OFFERING PRICE OF THE SHARES WAS ARBITRARILY DETERMINED, AND THEREFORE SHOULD NOT BE USED AS AN INDICATOR OF THE FUTURE MARKET PRICE OF THE SECURITIES. THEREFORE, THE

OFFERING PRICE BEARS NO RELATIONSHIP TO THE ACTUAL VALUE OF THE COMPANY, AND MAY MAKE OUR SHARES DIFFICULT TO SELL.

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.10 for the shares of common stock was arbitrarily determined. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price is not an indication of and is not based upon our actual value. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT

Trading in our securities will be subject to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission's regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

- Make a suitability determination prior to selling a penny stock to the purchaser;
- Receive the purchaser's written consent to the transaction; and
- Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Sonasoft was incorporated in the State of California in 2002 for the purpose of providing data protection, high availability and disaster recovery software solutions for businesses using Microsoft Exchange, SQL and Windows servers. Designed to simplify and eliminate human error in the backup and recovery process, Sonasoft solutions would be designed to centralize the management of multiple servers and provide a cost-effective turnkey disaster recovery strategy for companies of all sizes. At that time, we expected to be the only company to provide an integrated disk-to-disk backup/recovery and replication solution for Microsoft Exchange and SQL Servers. Typically, customers would have to pay three to four times more to buy multiple solutions from different vendors to obtain functionality comparable to that offered by our integrated solution.

Since the company's beginning, each of our products have been developed to our design and software engineering specification by Integra Micro, Ltd of Bangalore, India, Integra Micro is paid a royalty of 10% of the product sales revenue for their services,

We rounded out our product suite in 2010 with the introduction of SonaVault, an Email Archiving solution, to address Corporate Compliance and eDiscovery requirements. Since the middle of 2011, we have been primarily focusing on selling the SonaVault product because today's demand for email archiving solutions is high. We have sold our products in North America, Europe and Asia by direct sales to small to mid-sized, SMB, customers. Sales have been by direct license of our software products to end users with the exception of a Distribution Agreement that we have with a few small managed service providers, who resell our SonaVault product via a Software as a Service, SaaS, offering to their customers. In 2012 the revenue from these managed service providers amounted to $11,563.

Our software products are licensed to our customers for their use. The products are not individually tailored for each customer, but, customers may request our assistance to install the product on the customer's servers. We charge a one-time fee for this installation service. We also offer maintenance contract services for an annual fee for each of our products.

We have received awards from industry trade publications including SQL Server Magazine and MSExchange.org. We are a Certified Microsoft Partner, which qualification allows us to access Microsoft Advisory Hours for assistance with product development, and Business Critical Support for assistance to resolve technical questions that arise related to the use of Microsoft products with our products.

We have patent applications pending for two aspects of our functionality that are unique. These are:

- Web Enabled Exchange Server Standby Solution Using Mailbox Level Replication
- Exchange Server Standby Solution Using Mailbox Level Replication with Crossed Replication between two Exchange Servers

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

While certain improvements are planned to maintain and improve competitiveness (see Engineering Section), our products have been installed and proven by customer acceptance, our growth will hopefully stem from the sales and marketing investments supported by the current planned financing.

<u>Sonasoft 2013 Sales Strategy</u>

The present Sonasoft sales strategy has six major focal points:

Government/Education Market:

Ease of implementation and low acquisition costs make Sonasoft products attractive to increasingly budget conscious state and local governments and educational institutions. In California, alone, there are over 780 different school districts and we believe the vast majority of them have not yet adequately addressed their needs for the protection and cost benefits of email archiving We intend to leverage our base of very satisfied installed customers as references to increase sales momentum in this vertical market.

SonaVault Appliance:

SonaVault was designed from inception to be appropriate for delivery to customers as a preloaded bundled system with a hardware supplier. In April of 2012 we reached an agreement with Avnet, Inc. (AVT) to create and deliver exactly this solution. For customers desiring this solution Sonasoft will order the required hardware from a predefined menu of DELL Servers through Avnet. Based on our instructions, Avnet will install the required Microsoft software and the Sonasoft SonaVault email archiving software and, deliver the prebuilt completed system to our customer. Many customers will favor this approach as it may cut their installation time by more than 75% as well as reduce chances for errors in the installation process.

OEM

We plan to develop a new sales channel with a select number of OEMs. Our software applications may be attractive to OEMs who have a need to further differentiate their server sales with pre-installed Recovery, Replication or Archiving software for their own branded offerings. In particular, SonaVault provides an attractive addition to existing OEMs currently selling Microsoft Exchange Server solutions, but, without email archiving. Our strategy in this market will be to sell our software based on high volume and a heavily discounted price so that these business partners can then incorporate the total package solutions they are bringing to market. This approach provides for a greater reach by us into the market at large without having to spend the sales and marketing dollars to access and serve that market. We will sell pre-paid licenses and will obtain royalties based on a specified volume over a given period of time.

Direct Sales

Even as we develop future partnerships and channel sales, management recognizes that the building blocks for such growth will have its foundation in the sales we achieve now and in the immediate future through direct customer contact. We strive to utilize this contact to maintain high customer satisfaction, recognize new trends, and gauge end user feelings about alternatives to Sonasoft. At this point in time our new sales are driven through web marketing and selective campaigns aimed at the set of vertical markets in our focus.

International Sales

We have regularly been receiving sales inquiries from customers outside the US who have found our Website through internet searching for solutions in our product categories. As a result we have installed Sonasoft products in countries ranging across Europe, Africa, the Middle East and India. To date this has been done with little effort on our part as these customers have come to us. Our growth plans do call for establishing distributors with exclusive territories in selected geographies that we feel will be productive in the future.

Customer Support

As sales continue, the need for customer support continues to grow as well. With the maintenance and support agreements that are purchased by many of our customers, Customer Support has become a revenue generating component of the company. Over the next 12 months, we plan to increase its customer support resources by:

Adding additional staff to handle the volume of support calls required to maintain customer satisfaction and services levels as per the support agreements signed between the customer and company. The costs for each additional customer support staff is estimated to be $2000 in equipment expense and $60,000 in annual wages. The customer support levels (Silver, Gold, and Platinum) that Sonasoft offers are as follows in the customer support matrix listed below:

Customer Support Service Levels are Silver, Gold, and Platinum

Support Feature	Silver	Gold	Platinum
Phone Support	✓	✓	✓
Email Support	✓	✓	✓
Web-Based Case Management	✓	✓	✓
Knowledge Base	✓	✓	✓
Self Help Resources	✓	✓	✓
Web-Based Support	✓	✓	✓
Software Updates	✓	✓	✓
Unlimited Support Accounts	1	3	✓
Dedicated Customer Support			✓
Business Review Meetings			✓
Customer Counsel			✓
Onsite Technical Support			Optional Add-On

Response Times	**4 hour**	**2 hour**	**30 minutes**
Support Hours	7 AM to 6 PM	24x5days	24x7x365
Support Days	**Mon – Fri**	**Mon - Fri**	**Every Day**

Additional customer support staff will be required for the following positions:

- Managing the customer support website including downloads and updates
- Installation support specialists
- Data recovery for critical restore specialists
- Specialized Microsoft (Exchange Server, SQL Server, and File Systems) product support personnel.

Currently the support staff is servicing over 400 customers. A new staff member is required for every 75 customers that Sonasoft adds. However, this will be based upon the volume of calls and service requests generated by customers.

Adding a web based portal that directly communicates with the company's CRM, where customers and support staff can have a centralized system to handle customer support. Both customers and support staff will use it to address site access (based upon maintenance agreement), cases, knowledge base, downloads (software and hot fixes), etc. This will ultimately speed up response times between customer and support staff.

Educating the customer on the software is a key component of ensuring the customer has the proper knowledge on how to utilize the features and functionality available to them in the product. By providing this offering, it reduces the number of calls and emails from the customer. The following programs are available to the customer:

1. Installed Product Reviews are held for customers that have recently purchased a Sonasoft solution and want to learn about the basic functionality of the application. This is hosted online by a customer support technician.

2. Product Training is held for customers that want an in-depth look at the functionality of the product, how to use it, read the log files, and troubleshoot issues. This training generally lasts about 4 hours. Product Training is hosted online by a customer support technician.

Sonasoft plans to develop a formal certification program for customers and resellers. This program will boost their skills and workplace productivity while validating their knowledge on Microsoft's SQL Server, Exchange Server and File Systems products. Designed for both experienced and expert level users, the curriculum will prepare them to plan, design, and manage all key components of their information and data protection lifecycle.

Professional Services can be offered to the customer and provided by specialized support personnel in the areas of Exchange Server and SQL Server. Many companies will often hire outside professionals to design, install, configure and upgrade systems. Sonasoft's professional services would include:

- Remote Backup & Disaster Recovery
- Remote Database Administration
- Installations and upgrades
- Database Migration
- Database Replication
- Database Administration
- Performance Tuning
- Design & Architecture

All Professional Services will be billed at an hourly rate. Travel and Expenses would not be included. A contract would need to be purchased prior to Professional Services commencing.

Engineering

Overview

Our engineering resources are focused on developing and maintaining our compliance, high availability, and disaster recovery and migration products for the Microsoft platform. We work closely with Microsoft products and standards in all our software development. In particular, we develop application-specific products for Exchange, SQL and Windows servers to achieve our goals of granularity in functionality, ease of use and automation.

Current Products

- SonaVault Email Archiving and eDiscovery
- SonaExchange Backup / Recovery / migration and Replication
- SonaSQL Backup / Recovery / migration and Replication

SonaVault leverages the journaling capabilities of Mail Server to capture all emails coming in and going out of the Microsoft Exchange Server and archive it to Microsoft SQL Server. This whole process is transparent to existing users of the Mail System. By utilizing Microsoft SQL Server Full Text Catalog Search capabilities we are able to provide a very sophisticated search engine to discover and retrieve emails for litigation or regulatory compliance. We utilize advanced encryption and compression technologies to protect against message tampering and to reduce space demands on the servers.

SonaVault architecture is designed so the software may be installed as an on premise solution; may be integrated into an appliance based solution or may be run as a service by managed service providers (MSP) to provide the software as a service (SaaS) to their clients.

Sonasoft's patent-pending solution enables the rapid recovery of emails at the point-of-failure without losing a single email, calendar, contact and other important information. SonaExchange provides unique and extremely powerful technology for the replication of the Microsoft Exchange Server at the mailbox level.

SonaSQL offers very unique high availability and disaster recovery functionality. With SonaSQL, failing over to a secondary or destination server is as simple as clicking a few buttons on an easy to use web-user interface. When the old primary site, or source server, comes back, failing back is again very simple without the need to perform the full backup and full restore.

Major Product Features

- Automatically archive corporate email into one storage area
- Reduce email storage requirements which dramatically reduces Backup/Recovery time
- Migrate old PST files stored on client machines
- Set up email retention and categorization policies
- Helps comply with Sarbanes-Oxley, HIPAA, FINRA Acts
- Collect and archive emails in one geographical location
- Audit of Archived emails, user access and searches, policy changes
- Access emails from any location through a browser
- Advanced email search and 'Saved Search' capabilities
- One-Click Restore a single email to a mailbox
- Replication, fail-over, fail-back and Migration of databases and user's mailboxes
- Litigation holds through case management
- Flagging and reviewing of sensitive content and trend identification
- Support for WORM drive to meet FINRA compliance
- Multi-domain archiving to single SonaVault archive server

Development Plan

Our development plan focuses on maintaining and improving our existing products. There are three main development projects in plan for the next 12 months:

Project 1. Enhance SonaVault to allow mobile access to archived emails.

This will allow users with any smart phones such as iPhone, Android or Blackberry to search and view their archived emails. It is planned to develop and release this feature in four phases:

Phase 1: Mobile access for only search screen using HTML5 technology. Expected to start in December, 2012 and finish in Feb, 2013, this project will require 2 developers and 1 testing engineer. The estimated monetary amount for the resource required for this phase is $36,000.

Phase 2: Mobile access for all screens using HTML5 technology. Expected to start in March, 2013, and finish in June, 2013, this project will require 3 developers and 1 testing engineer. The estimated monetary amount for the resource required for this phase is $64,000.

Phase 3: Mobile access for only search screen using mobile native APIs. Expected to start in July, 2013 and finish in August,, 2013, this project will require 4 mobile developers with expertise in native mobile development, 1 back end development engineer and 1 testing engineer. The estimated monetary amount for the resource required for this phase is $48,000.

Phase 4: Mobile access for all screens using mobile native APIs. Expected to start in September, 2013, and finish in Nov, 2013, this project will require 4 mobile developer experts in native mobile development, 2 back end development engineers and 2 testing engineers. The estimated monetary amount for the resource required for this phase is $96,000.

Project 2. SMTP Server and IM Archiving

This capability will expand the archiving capability of SonaVault to include emails from any SMTP or Instant Messaging Service. It is planned to begin development in January, 2013 and to finish by April, 2013. This project will require two back end engineers and 1 testing engineers. The estimated monetary amount for the resource required for this project is $48,000.

Project 3. Enhancements of SonaSQL, SonaExchange and SonaVault products.

This involves making ongoing improvements in reliability, scalability, performance and bug fixes for each product.
Two Engineers and one testing engineer per product will be required to perform those tasks. The estimated monetary amount for the resource required for this phase is $12,000 each month for the product life.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Sonasoft develops and markets enterprise software targeted for small to medium sized businesses and organizations primarily in North America, Europe,and some parts of the Middle East and Africa.

Typical sales transaction units range from $5,000 to $15,000 and depend on factors such as the number of individual mail boxes involved in the customer's system.

To our knowledge, when taken together, the company's offerings comprise the only single-vendor suite capable of providing backup, replication, migration, compliance, eDiscovery and storage management as an integrated solution on a Microsoft Windows platform from a single vendor. Typically, customers have to buy multiple solutions from different vendors to get similar capability. Also, it would cost three to four times more to get comparable functionality offered by our solutions. Typically customers may use software from Symantec, Computer Associates or EMC for backup purposes. DoubleTake, Neverfail and CA-Xosoft are typical solutions used for replication while GFI and Barracuda are typical email archiving solution providers.

We may be exposed to competitions from a few very large software companies, including EMC Corporation (EMC) and Symantec Corporation (SYMC). However, these companies focus on sales to large corporations with products more expensive than ours.

Most of the other competitors are much smaller and tend to have product limitations that we match well against. A noteworthy exception to these extremes may be Barracuda Networks, a privately held company, whose annual revenues have been estimated at $100m - $400m from the sale of a broader range of software than ours. We believe we will have niche product superiority over these offerings with our appliance based offerings with Avnet.

Replication services by most competing software offerings are performed at the block by level utilizing the storage controller or by mirroring. With SonaSQL and SonaExchange, the replication is very application specific. In the case of Exchange, the replication is done at a mailbox level and in the case of SQL, the standby occurs at a database level. This approach allows Sonasoft to provide better automation, more granularity and other advantages versus alternatives.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

No single existing customer or planned sale accounts for a major portion of the Company's revenue. A description of our plans follows below.

Marketing

Since 2010, following the release of SonaVault, we have focused all of our marketing attention toward serving the email archiving market.

Email volume has been growing at the rate of 40% every year and managing this information has become very complex in organizations of all sizes. Businesses as well as government and educational organizations are being increasingly asked to retrieve emails in support of, or, to prevent, litigation. Also organizations need to comply with regulatory compliance requirements such as Sarbanes-Oxley and HIPAA. According to the Sarbanes-Oxley Act, public companies must keep all documents and communications for seven years following an audit. Hence, email is becoming an Achilles Heel of document and records management. By adding the archiving capability to our product lines we have considerably enhanced the appeal and value of our solutions.

Our current marketing programs have revolved around Search Engine Optimization of our website and press releases involving our customer installations and product features. Leads generated are followed up by individual phone response from our small sales team.

Looking forward, if we are able to secure funding, the main marketing focus will be to continue generating leads through web centric marketing efforts, but, with additional complementary activities involving the following programs:

- Conduct regular and on-demand Webinars. The company has already developed a proficiency in executing these successfully through the use of using Internet Collaboration tools such as Webex and others to demonstrate product solutions to interested IT managers. An increased marketing budget will provide the administrative and sales support required to scale this appropriately.

- Sonasoft will exploit its opportunity to develop a thought leadership position in Recovery, Replication and Archiving by publishing articles and white papers as well as interviews to trade magazines and analysts. The company has the advantage of this expertise from its direct involvement with customers and product development over its unique ten years of existence.

- Sonasoft will utilize its asset of a highly satisfied installed user base to publish case studies describing how businesses are benefiting from their use of Sonasoft products. The company has a given careful attention to nurturing its customers and feels it has a significant advantage to now use. An increased marketing budget will provide the resources needed to document and publish these successes.

- The Company will generate leads through spends in selected online marketing projects including:
    - email campaigns to target groups;

- online advertisements;
- Google AdWords;
- Social media including, specifically, LinkedIn; and
- blog contributions.

- Lead generation efforts will be focused on four specific Industry groups – Financial, Healthcare, Legal and Education/Government

- Expand the offering of lunch hour seminars for interested IT managers. This already proven program utilizes Microsoft meeting facilities. Increased marketing budgets will be invested in the administrative and inside sales support resources to expand this activity.

- Establish a Customer Council to provide regular dialogue regarding product and support needs with existing customers.

- Participate in selected industry events such as Exchange Connections and SQL PASS Summit.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The company does not maintain a backlog. Its packaged software products are delivered immediately upon order from the customer.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of August 6, 2012, we have 6 full-time employees. Of these employees, 2 work in sales, 1 works in marketing, 1 in management, 1 in the technology department and 1 works in customer operations. We currently support our existing customer base by spreading that workload across these individuals: CTO; VP of Customer Operations; A contractor: and two software engineers from our Integra Micro partner. As we grow, this support will be managed by a dedicated department under the VP of Customer Operations.

After a successful completion of this financing, we plan to expand our operations to 15 employees and 2 consulting part-time employees. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe our relationships with our employees are good. From time to time, we utilize the services of independent contractors to perform various field and other services. The company does not currently offer any health benefit programs. For an overview on any supplemental benefits or incentive arrangements the Company has with is employees, please see the "Executive Compensation" section on page 35.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Property of the Issuer

- Our executive office is located at 2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131. The lease runs from March 1, 2010 until February 28, 2013. The base rent for this property is $2,424.75 for the remainder of our lease. In addition to the base rent, we pay roughly $2,500 in operating expenses under the terms of our lease. Our monthly rental bill for this property is between $4,000 and $6,000.

- We do not hold any properties through any subsidiaries, as we do not have any subsidiaries.
- The Company does not intend to acquire in the immediate future any property.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company spent $120,000 on research and development in 2011 and $106,000 in 2012. The amount spent on research and development in 2012 accounted for 25% of our revenue.. If we are able to secure additinal funding, we expect our expenditure on research and development to increase in 2013 to address the product development plan outlined in Engineering above If we are not able to secure additional funding, we expect our spending on research and development in 2013 to remain between $100,000 and $120,000.

The Company does not expect to have any dependency on future patents, copyrights or other proprietary information. There are no special no-compete agreements between the Company and any other individuals. The Company does have patent applications pending for two aspects of our functionality that are unique. These are:

- Web Enabled Exchange Server Standby Solution Using Mailbox Level Replication
- Exchange Server Standby Solution Using Mailbox Level Replication with Crossed Replication between two ExchangeServers

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

To the best of our knowledge, we are not subject any material regulation, including environmental regulation by any federal, state, or local governmental agency.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Our Company does not currently have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

1. **Secondary Offering in 2008**

   On May 8, 2008, we filed a registration statement on Form S-1 (the "Resale Registration Statement") covering 6,954,430 shares of common stock of the Company offered by the selling shareholders named in that prospectus. The Resale Registration Statement went effective October 17, 2008. The offering price was $0.30 per share. We did not receive any proceeds from the resale of the shares covered by the foregoing prospectus. We paid for the expenses relating to the registration of the shares for the selling security holders.

2. **Suspension of Reporting Obligations**

   On September 30, 2009, we filed a certification and notice of termination of registration on Form 15 to suspend our duty to file reports under Sections 13 and 15(d) of the securities exchange act of 1934.

3. **Sales of Equity Securities**

   The company has made stock purchase offers to existing shareholders over the years. The equity tables provided herein describe the current state of stock ownership by individuals.

4. **Other Material Events**

   The Company has not in the past five years nor does it plan to conduct any mergers, acquisitions, or spin-offs in the near future.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1. Addition of sales staff (2 Senior level)	Utilize funding to hire from candidates already known to the Company	3 months
2. Marketing programs described in plan	Utilize funding to pay for advertising, copywriting, seminars and other planned programs	3-6 months
3. Sign up first OEM partner	Outreach by Business Development executive to be hired	7 months
4. Sign up first International resellers	Through targeted outreach to already known interested parties in Europe.	7 months
5. Development Plan	as specified under the section entitled "Development Plan"	as specified under the section entitled "Development Plan"

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Any delay or failure to achieve any and all of the above milestones, or to complete a successful financing within the above time schedule would not impact the company's survivability. However, failure to successfully achieve our first two milestones involving the hiring of sales staff and the execution of planned marketing programs will impact our ability to grow revenues as projected. If we are unable to achieve the first two milestones, we will resort to continuing the present organic growth plan it is currently demonstrating, in which case, we will continue our direct sales with our existing staffing as described under the section entitled Sonasoft 2012 Sales Strategy and through our website-based marketing campaigns as described under the section entitled Marketing, and we will add staff only when our operating incomes can afford us to do so.

If we are able to maintain the revenue growth rate of approximately 40% as we did from 2011 to 2012, we except to achieve profitability by the end of 2013 with the existing intensive cost management.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Date of this Preliminary Offering Circular: August ____, 2013

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $(447,958) ($0.006 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share /Net After-Tax Earnings Last Year Per Share = (price/earnings multiple)

The Company does not currently have profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net negative worth or tangible book value as of December 31, 2012 is ($3,650,787). The outstanding shares as December 31, 2012 were 114,991,799, using this as denominator; the net book value is ($0.0317) per share.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) .

Reference is made to Item 5 of this Offering Circular.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 30.30 %

If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: 164,991,799 *

If the minimum is sold: 114,991,799 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0 These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.) Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development..

The proceeds will be used in general to increase sales and marketing initiatives to expand our customer base. This will also include the improvements to our products described in Engineering and to support our efforts to bring additional email archiving appliance offerings to the market.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount **0%**	If Maximum Sold Amount **100%**
Total Proceeds	$0	$5,000,000
Less: Offering Expenses	100%	100%
Commissions & Finders Fees:	$(60,000)	$(500,000)
Legal & Accounting:	$(15,000)	$(75000)
Copying & Advertising:	$(5,000)	$(15000)
Other (Specify):	$(1,000)	$(10,000)
Net Proceeds from Offering	$(81,000)	$4,400,000
Use of Net Proceeds	$0	$4,400,000
Total Use of Net Proceeds	$0	$4,400,000
	100%	100%

b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company will use the proceeds from the sale of the Shares for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company. Specifically, the Company plans to use the proceeds for each and every of projects identified on page 24 in accordance with the following ratio:

Event or Milestone	Percentages of Total Proceeds
1. Addition of sales staff (2 Senior level)	30%
2. Marketing programs described in plan	35%
3. Sign up first OEM partner	10%
4. Sign up first International resellers	10%

5. Development Plan	15%

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

At this time the company has no plans to obtain additional funds from other sources."

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company has no plans to use these funds to discharge any indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amounts of these proceeds are planned to be used to acquire assets, other than those required for the ordinary and expected course of the business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Company has no plans to use these proceeds for the reimbursement of prior services rendered or to repay previous loans or transfers of assets to the company.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

With zero funding our cash needs at the current run rate of $25,000/month will continue to be provided soley by revenue from monthly sales. Without funding we will not execute the Development Plan outlined here. Our current minimum expenses average is $25,000/month.

The Company anticipates that the current cash flow from revenue is sufficient to pay day to day operational expenses within next 12 months. However the expansion in sales and marketing or customer support to increase revenue will require additional working capital. The Company does not plan to incur any expenses for expansion, until we have raised sufficient funds to support the potential growth. The Company's liquidly situation will be affected, if we cannot raise the maximum number of shares in this offering, however with controlled expenses and organic growth, we can maintain sufficient cash flow. However, we do not anticipate having any cash flow or liquidity problems for the next 12 months. The proceeds will be used to support the described business operations.

Our cash needs for the next 12 month will not be affected by "Vince Khanna" litigation, the note held Dr. Japra, or the deferred employee compensation.

"Vince Khanna" litigation

On February 5, 2013, the Company paid off the full settlement amount of $227,000 owed to Vince Khanna. However, the settlement agreement contains a provision that provides for reasonable attorney fees in the event of default. Vince Khanna filed a claim for his attorney fees, and this claim is pending in court. We estimate that, the Company's possible exposure to such attorney fees is between $15,000 and $25,000, and if such fees are ordered by the court, we expect to pay with cash from our operating income.

Note held by Dr. Japra

The note owed to Dr. Japra is past due, and no waiver or extension has been granted by Dr. Japra with respect to the over-due payments. We expect to make payments when we have sufficient cash at hand, however, we do not plan to use the proceeds from this offering for these payments. We believe that we can minimize any adverse impact of the default on us based on Dr. Japra's good faith in the company as a major stockholder.

Deferred Employee Compensation

The deferred employee compensation will continue to be deferred. The Company does not plan to use proceeds from this offering to pay the deferred employee compensation.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company has no plans to raise additional funds within the next 12 months. It is anticipated that the funds will provide sufficient capability to allow the company to go forward with funding solely from its operating income at the end of this period.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of: March 31, 2013	Amount Outstanding As Adjusted Minimum	Maximum
Short-term debt (average interest rate 10%)	$ 1,503,627	$ 1,503,627	$ 1,503,627
Long-term debt (average interest rate 10%)	$	$	$
Total debt	$ 1,503,627	$ 1,503,627	$ 1,503,627
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$	$	$
Common stock — par or stated value	$ 7,366,680	$ 7,366,680	$ 12,366,680
Additional paid in capital	$ 1,897,959	$ 1,897,959	$ 1,897,959
Retained earnings (deficit)	$ (12,829,026)	$ (12,829,026)	$ (12,829,026)
Total stockholders equity (deficit)	$ (3,673,206)	$ (3,673,206)	$ 1,326,794
Total Capitalization	$ (3,673,206)	$ (3,673,206)	$ 1,326,794
	$	$	$

Number of preferred shares authorized to be outstanding: None

Number of common shares authorized: 200,000,000 shares, par value $.001 per share

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: None

DESCRIPTION OF SECURITIES

14. **The securities being offered hereby are**: a maximum of $5,000,000 of shares of common stock

15. **These securities have no**:
    - Cumulative voting rights
    - Other special voting rights
    - Preemptive rights to purchase in new issues of shares
    - Preference as to dividends or interest
    - Preference upon liquidation
    - Other special rights or preferences (specify)

16. **Are the securities are not convertible?** No.

17. **(a) If securities are notes or other types of debt securities**: No.

18. **If securities are Preference or Preferred stock:** No.

PLAN OF DISTRIBUTION

The offering of the 50,000,000 shares of our Common Stock is a "best efforts" offering, which means that our directors and officers as well as any agents we engage will use their best efforts to sell the shares offered in this Offering Statement. There is no minimum number of shares required to be sold to close the offering. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) the sale of all 50,000,000 shares of common stock, (ii) 120 days after the date of this Offering Circular, or (iii) at such date prior to 120-day period as may be determined by the management. Our management at its sole discretion may extend the period for an additional 120 days of the offering if not all 50,000,000 shares are sold at the end of the initial 120-day offering period. This is a direct participation offering since we, and not an underwriter, are offering the shares. Andy Khanna, our President and CEO will be responsible for selling our offering to the public in the United States.

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

    There are currently no selling agents or finders involved in the offering.

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)**

    There are currently no selling agents or finders involved in the offering.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.**

    See Above.

24. **If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:**

    Name: Andy Khanna
    Address: 2150 Trade Zone Blvd, Suite 203, San Jose, CA 95131
    Telephone No.: (408) 708-4000

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

The offering is not limited to a special group.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is currently no independent bank or savings and loan association or depository institution acting as an escrow agent. Nor is there any minimum amount of proceeds required of this offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

The funds will be immediately available to the company and that no funds will be returned if the maximum is not reached.

Will interest on proceeds during escrow period be paid to investors? Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The shares characterized as "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act") may not be resold without registration under the Securities Act or the existence of an exemption therefrom.

Control securities are securities held by an affiliate of the issuer, regardless of how the affiliate acquired the securities. An affiliate must rely on a distribution safe harbor, such as Rule 144, to establish that the resale of its securities does not involve a distribution of securities and to deliver unrestricted securities.

Rule 144 provides a safe harbor under Section 4(a)(1) for resale of restricted shares and control. Rule 144 of the Securities Act permits public resales of restricted securities and control securities once certain requirements are met. Securities sold in compliance with Rule 144 are no longer deemed restricted securities.

As long as the Company is a non-reporting company under Rule 144, the resale of the company's restricted and control shares are subject to, among others, the following restrictions:

The Company's shareholders (non-affiliate) who hold restricted shares can take advantage of Rule 144 if they have held the shares for a year.

Resale under Rule 144 of control shares held the Company's affiliate shareholder are subject to requirements of, in addition to one-year holding period, current information, manner and volume of the sale, and Form 144 notice filing.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to do so in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & CEO

Name: Nand (Andy) Khanna Age: 71
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: Not applicable

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- Andy Khanna brings to Sonasoft over 25 years of senior management in the high tech sector with a background in sales. Andy started his high tech career at NCR Corporation and Control Data, where he was recognized for his sales achievements. In his first nine months at Control Data, Andy was presented the Bill Norris Shark Club Award for regional sales. In the early 80's, Andy quickly earned his startup stripes where he built a company, Univation, from scratch and took the company public. At Univation, he was the CEO, President, and Chair, as well as one of the first Indo-Americans to take a company public in Silicon Valley. After Univation, Andy's ability to innovate led him to become President of Datus, Inc., a startup division of Daewoo, where he built, managed, and lead team of engineering, marketing, sales and operational professionals from scratch. It is there that Andy invented the Route Finder PNA, the first, handheld portable car navigation system (GPS). It was the first third-party consumer device that utilized Microsoft Windows CE OS. Mr. Bill Gates introduced the Route Finder PNA at the Consumer Electronics Show in Las Vegas in January 1998. Inspired from his experience from working with the Microsoft team, Andy decided that his next start up would focus on software solutions based around Microsoft Business Software. In 2003, Andy founded Sonasoft. Sonasoft's first products were for backup, recovery, and replication of Microsoft SQL Server and Microsoft Exchange Server, and evolved into email archiving solutions for Microsoft Exchange Server. Sonasoft is a Microsoft Gold Certified Partner. Andy holds a BS in Business and Marketing from the University of San Francisco and an MBA from Golden Gate University.

30. Chief Operating Officer: Title: President

Name: Nand (Andy) Khanna Age: 71
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: Not Applicable

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates): Discussed Above

31. Chief Financial Officer: Title: Interim Chief Financial Officer

Name: Subhash Sachdeva Age: 61

Office 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000
Over 20 years of experience in the preparation and consolidation of US and International subsidiaries financial statements in compliance with US GAAP and financial management.

Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time: 5-10 hours per week

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- Mr. Sachdev is currently the VP & Corporate Secretary of Sysorex Consulting, Inc, where he oversees the preparation of US financial statements in compliance with GAAP. Sysorex Consulting's principal business is to provide IT services and system integration and is located in Mountain View, California. In addition, from 2001 to 2006 he served as the CFO of Pointred Technologies, Inc. Pointed Technologies, Inc. is located in Santa Clara, California and develops and provides broadband wireless solutions and services. From 1994 until 2001, Sachdeva was the Director of Finance of Sysorex

International, Inc. Sysorex International Inc. manages investments in operating companies and is located in Mountain View, California. Sachdev received his FCA from the Indian Institute of Chartered Accountants, his CPA from the American Institute of CPA, his MBA in Taxation from Golden Gate University, and his CMA from the American Institute of Management Accountant.

32A. Other Key Personnel: Title: Secretary

Name: Jim Gilmer Age: 71
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time: About 10-20 Hours per week

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- Mr Gilmer has contributed to the creative application of technology to solve business problems throughout his professional experience. Jim was a co-founder and through, 2009, served as acting CFO of G2Planet, Inc., an innovative provider of technology solutions that help enterprises obtain a maximum value from hosting and attending events. Prior to that Jim led Navigation Technologies Corporation in pioneering the use of digital map data in mobile and web based applications. These efforts sparked the current smart phone and internet road navigation products that are in popular use today. In 25 years with IBM, Jim held a variety of sales and marketing management positions in the US and Asia. There his efforts contributed to sales and implementations of a first of its kind Geographic Information System, early Data Base Systems, the first IBM minicomputers and the initial Personal Computer roll out. Jim holds a Master's Degree in Mathematics from the University of Illinois and an Executive MBA from the University of San Francisco. In 2009 Jim retired from an active role at G2Planet, but, remains serving on the G2Planet board of directors. Jim became an advisor to Sonasoft in 2010 and assumed the role of Corporate Secretary to Sonasoft in July 2012.

32B. Other Key Personnel: Title: CTO & VP of Engineering

Name: Bilal Ahmed Age: 42
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Also a Director of the Company [ ] Yes [x] No

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- Bilal Ahmed is the main software architect of all Sonasoft's software products and leads the company's global engineering team in the development, delivery and maintenance of those products. With over 18 years of experience and several patents pending, Bilal is a technology leader with an entrepreneurial mindset. Achievements include successful product management, product strategy, software architecture, and innovative product development across start-ups and Fortune 500 corporations. His goal is to excel at understanding the latest technology trends, and incorporating these to address business problems and opportunities. Bilal has initiated and developed system and database monitoring and reporting software for IBM small to medium sized customers and managed database servers globally for William Mercer Canada, Marsh & McLennan Company. Bilal was a key leader in developing the industry's first private online degree audit system while at University Planet. He led the development of the first private Internet Service Provider and the first proprietary Airline Reservation software in Pakistan. Bilal holds a Bachelor's degree in Computer Systems Engineering from NED University of Engineering and Technology. Bilal has served as the CTO and VP Engineering of Sonasoft since its inception.

32C. Other Key Personnel: Title: VP of Client Services

Name: Neil Kumar Khanna Age: 41
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Also a Director of the Company [ ] Yes [x] No

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

- Neil Kumar has over 14 years High Tech experience in corporate operations, information systems, customer support, quality, finance, and human resources management. Prior to co-founding Sonasoft, Neil Kumar was a co-founder and VP of Operations at Fastcenter, a database protection company focused on automated disaster recovery for Oracle databases and flat files. At Fastcenter, he managed technical operations, human resources, and finance. Also, Neil setup and managed relationships with Oracle and other software and hardware vendors. Prior to Fastcenter, he served as VP of Operations at Intraport, Inc. a software development and consulting company. At Intraport, Neil created strategic partnerships and provided services to HP, SUN, Cisco, NEC, and Charles Schwab. Before becoming VP of Operations, Neil served as the Director of Operations overseeing the information systems, finance, human resources, administration, and customer support. Mr. Kumar holds a B.S. degree in Information Systems Management from the University of San Francisco. Neil has served asVP of Operations for Sonasoft since its inception.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Our directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

A) Dr. Romesh K. Japra, M.D., F.A.C.C. Age: 62
Title: Chairman of the Board of Directors
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

- Dr. Japra has a distinguished career in the field of medicine for over three decades. Currently he is the President of Cardiology Associates, Fremont, CA. He has also held various positions including Chief of Staff, Chief of Medicine, President and Secretary at various hospitals and organizations across the U.S. He has been active in the High Tech industry and has funded many startup companies. Dr. Japra has been an active member of the community in the Bay Area in general and the Indian American Community in particular. He has organized and contributed to numerous charity organizations and events across the globe. Dr. Japra has received numerous awards and honors during his illustrious career including Presidential Meritorious Award, Pride of India Gold Medal, Best Immigrant Award, Physician's Recognition Award and many others. He is also active in the publishing industry and at present is the Publisher & CEO India Post Weekly, India Post TV and India Web Post. Dr. Japra is Fellow of the American College of Cardiology and graduated from All India Institute of Medical Sciences, New Delhi, India. Dr Japra joined the Sonasoft board in September, 2003 and has served as Chairman since that time. Dr. Japra is a practicing doctor of cardiology since 1979.

C) Name: Romi Randhawa Age: 45
Title: Director
Office Street Address: 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131. Telephone No.: 408-708-4000

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

- Mr. Randhawa is founder of HPM Networks and has served as President and Chief Executive Officer since he founded in 1994. HPM Networks provides value-added Infrastructure Solutions through a combination of consulting, products and services based in Fremont California. He has a degree in business from Columbia College.

35. **(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?** [X] Yes [ ] No Explain:

Our President and CEO, Andy Khanna previously served as the CEO, President, and Chair, of Univation. After Univation, Andy later became President of Datus, Inc., a startup division of Daewoo, where he built, managed, and lead team of engineering, marketing, sales and operational professionals from scratch. And, in 2003, Andy founded Sonasoft.

Director, Mr. Romi Randhawa, is currently President and Chief Executive Officer of HPM Networks a provider of value-added Infrastructure Solutions through a combination of consulting, products and services based in Fremont California.

Also, Neil Kumar, our VP of Client Services and Operations has previously worked for and had management duties at companies in similar businesses. Prior to co-founding Sonasoft, Neil Kumar was a co-founder and VP of Operations at Fastcenter, a database protection company focused on automated disaster recovery for Oracle databases and flat files. At Fastcenter, he managed technical operations, human resources, and finance. Prior to Fastcenter, Neil served as VP of Operations at Intraport, Inc. a software development and consulting company. At Intraport, Neil created strategic partnerships and provided services to HP, SUN, Cisco, NEC, and Charles Schwab. Before becoming VP of Operations, Neil served as the Director of Operations overseeing the information systems, finance, human resources, administration, and customer support.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the

obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

See Section Above for history of individuals. We believe there has been no need to take special precautions to preclude conversion or theft of proprietary information and as such none have been taken.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The Company has conducted operations in the past and continues to do so.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Our Interim Chief Financial Officer Subhash Sachdeva is part-time consultant and other key personnel are full time employees. The consulting agreement dated March 19, 2012, between the Company and Subhash Sachdeva (the "Consulting Agreement") is filed with this offering circular as Exhibit 6.12.

The Consulting Agreement with Mr. Sachdeva provides for (i) cash compensation of $1,500 per month starting April 1, 2012 until the first quarter of 2013, upon which Mr. Sachdeva is entitled to an increased cash compensation of $11,000 per month for full time , if it is half time the salary will be increased by $6,250; and (ii) options to purchase 250,000 shares of the Company's equity, vesting according to the Company's Stock Option Plan, for the financial consulting services including preparing the Company's financial statements provided by Mr. Sachdeva as an independent contractor. Mr. Sachdeva is also entitled to cash payment of 5% of sale proceeds collected from product sales to introduced customers.

The Consulting Agreement may be terminated by either the Company or Mr. Sachdeva with 90-day prior notice.

The Company does not have any key personnel other than those discussed throughout the Offering Statement and all of these employees are direct employees of the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have any key man life insurance policies on any of its Officers, Directors, or Key Personnel at this time.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

To the best of our knowledge, none of our directors, executive officers, or key personnel has, during the past five years:

- had any petition under the Bankruptcy Act or any State insolvency law filed by or against the Company or its Officers, Directors or other key personnel, or
- had a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or
- had any corporation or business association of which any such person was an executive officer at or within the past five years

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 5% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate

The following table sets forth, as of May 31, 2013, certain information regarding the beneficial ownership of the Company's common stock by (i) each person who is known by the Company to beneficially own 5% or more of the Company's Common Stock outstanding, and (ii) each director and executive officer of the Company:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
5% Security Holders		
Joseph Rapp & Ana Rapp JT Ten	10,985,667	8.32%
835 Longview Avenue North Woodmere, NY, 11581		
Garrett Rajkovich (2)	7,486,667	5.51%
6475 Camden Avenue, Suite 202 San Jose, CA, 95120		
Kenneth Fishman	5,827,833	4.42%
Officers and Directors		
Subhash Sachdeva (3) Acting Chief Financial Officer	3,850,000	2.90%
2227 Sierra Ventura Drive Los Altos, CA, 94024		
Andy Khanna (4) President, Chief Executive Officer, Director	26,800,000	19.68%
6246 McAbee Rd San Jose, CA, 951320		
Dr. Romesh K. Japra (5) Chairman of the Board	19,589,667	14.80%
1000 Hunter Lane Fremont, CA, 94539		
Romi Randhawa (6) Director	7,130,698	5.40%
1037 Germano Way Pleasonton, CA, 94566		
Neil Kumar Khanna (7) Vice President of Operations	7,825,000	5.85%
18345 Capistraono Way		

Morgan Hill, CA, 95037		
Bilal Ahmed (8) Chief Technology Officer & VP of Engineering 3743 Nieman Blvd San Jose, CA, 95121	6,975,000	5.21%
Jim Gilmer Secretary 224 7th Avenue San Francisco, CA, 94118	1,025,000	.78%

(1) Based on 131,991,799 shares of the Company's common stock issued and outstanding as of May 31, 2013.
(2) Represents 7,286,667 shares held by Garrett Rajkovich and his immediate family and 200,000 shares issuable upon exercise of the options held by Garrett Rajkovich.
(3) Represents 3,100,000 shares held by Subhash Sachdeva and 750,000 shares issuable upon exercise of the options held by Subhash Sachdeva.
(4) Represents 22,650,000 shares held by Andy Khanna and his immediate family (excluding Neil Kumar Khanna) and 4,150,000 shares issuable upon exercise of the options held by Andy Khanna.
(5) Represents 19,239,667 shares held by Dr. Romesh K. Japra and his immediate family and 350,000 shares issuable upon exercise of the options held by Dr. Romesh K. Japra.
(6) Represents 6,980,698 held by Romi Randhawa and his immediate family and 150,000 shares issuable upon exercise of options held by Romi Randhawa.
(7) Represents 6,100,000 shares held by Neil Kumar Khannaand 1,725,000 shares issuable upon exercise of the options held by Neil Kumar Khanna.
(8) Represents 5,000,000 shares held by Bilal Ahmed and 1,975,000 shares issuable upon exercise of the options held by Bilal Ahmed.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 55,007,033 shares (47.84% of total outstanding)
After offering: a) Assuming minimum securities sold: 22,680,889 shares (47.84% of total outstanding)
b) Assuming maximum securities sold: 22,680,889 shares (33.34% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Our President and Chief Executive Officer, Andy Khanna is the father of Neil Kumar Khanna, a Vice President of the Company's.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On December 19, 2008, the company issued a promissory note (the "Note") to Romesh Japra, our director, for cash received of $500,000 on terms of 10% interest per year. The Note was payable 36 months after issuance. In conjunction with the issuance of the Note, the company granted warrants to Japra granting him the right to purchase 2,272,727 shares of common stock for $0.22 each. The Note was secured by all personal property owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California. The note owed to Dr. Japra is past due, and no waiver or extension has been granted by Dr. Japra with respect to the over-due payments. The current amount due to Dr. Japra on the Note is $900,000. We expect to make payments when we have sufficient cash at hand, however, we do not plan to use the proceeds from this offering for these payments. We believe that we can minimize any adverse impact of the default on us based on Dr. Japra's good faith in the company as a major stockholder.

On November 3, 2009, the Company issued a promissory note in a principal amount of $400,000 to Romesh Japra, our director. The note carries an interest of 10% per annum and matured on October 31, 2012. The Company also issued a 36-month warrant to purchase 2,000,000 shares of the Company's common stock at $.20 per share. The note holder did not exercise the warrant granted.

On November 1, 2009, the Company issued a promissory note in a principal amount of $100,000 to Joseph and Anne Rapp, our principal stockholder. The note carries an interest of 10% per annum and matured on October 31, 2012. The Company also issued a 36-month warrant to purchase 500,000 shares of the Company's common stock at $.20 per share. The note holder did not exercise the warrant granted.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's officers, directors, key personnel, or 10% stockholders has guaranteed or co-signed any of the Company's bank debt.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

SUMMARY COMPENSATION TABLE

Sonasoft Corp
Compensation & Stock Options
For the Year Ended December 31, 2012

Sonasoft Corporation
Compensation & Stock Options
For the Year Ended December 31, 2012

	Salary	Paid	Accrual	Stock Options Granted
Nand (Andy) Khanna	$ 150,000	$ 7,500	$ 142,500	4,150,000
Bilal Ahmed	$ 120,000	$ 99,211	$ 20,789	1,975,000
Neil Kumar Khanna	$ 120,000	$ 90,500	$ 29,500	1,725,000
Dr Romesh Japra	$ -	$ -	$ -	350,000
Romi Randhawa	$ -	$ -	$ -	150,000
Total Compensation & Option	$ 390,000	$ 197,211	$ 192,789	8,350,000

The deferred compensation in the balance sheet represents salaries due to key management. The details of compensation outstanding as of June 30, 2012 are provided below:

Nand Khanna (Andy)	CEO	$736,732
Billal Ahmad	CTO	$155,824
Neil Khanna	VP Operations	$188,199
Other Employees	Sales & Engineering	$258,829
Total Deferred Salaries & Compensation		$1,339,646

The Key management agreed to defer the compensation due to limited cash resources available to the company in last five years.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

See Chart Above for an overview of unpaid remuneration. The Company does not expect to change remuneration going forward.

(c) If any employment agreements exist or are contemplated, describe:

Andy Khanna, Bilal Ahmed, Neil Khanna and Mike Khanna are the only employees that have employment agreements with the company.

Andy Khanna is under contract until January 2009, since extended to December 2016, as the President and Chief Executive Officer of the Company. He is due $12,500 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

Bilal Ahmed is under contract until January 2009, since extended to December 2016, as the Vice President of Engineering and Chief Technology Officer of the Company. He is due $10,000 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.
Neil Khanna is under contract until January 2009, since extended to December 2016, as the Vice President of Operations of the Company. He is due $10,000 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

Mike Khanna is under contract until January 2009, since extended to December 2016, as a Sales Manager with the Company. He is due $7,500 per month and his salary accrues when it remains unpaid by the Company. He has agreed to keep all confidential information undisclosed during and after his employment with the Company.

41. **(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:** 14,625,000 shares (9.60% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). **Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:**

The Company has 14,625,000 shares presently outstanding stock options, which represents 10.03% of the outstanding shares of the Company after the successful completion of this offering if all securities are sold pursuant to this offering circular. All of these options have been approved by our board of directors.

The following table sets forth certain information concerning our outstanding options for all of our option holders as of December 31, 2012.

Outstanding Equity Awards at December 31, 2012

	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Andy Khanna	100,000	0	0.1	*
	150,000	0	0.01	*
	3,900,000	0	0.005	*
Bilal Ahmed	300,000	0	0.01	*
	1,675,000	0	0.005	*
		0	0.005	12/1/2014
Mike Khanna	250,000	0	0.01	*
	1,381,250	0	0.005	*
Neil Khanna	250,000	0	0.01	*
	1,475,000	0	0.005	*
				*
Robert Serafini	437,500	0	0.005	12/1/2014
Doug Mackallor	500,000	0	0.005	12/1/2014
Jim Gilmer	50,000	0	0.01	*
	150,000	0	0.005	*
	250,000	0	0.005	12/1/2014
	250,000	0	0.005	*
W. Patrick Kelly	200,000	0	0.01	*
	370,000	0	0.005	*
	100,000	0	0.1	*
	160,000	0	0.3	*
Subhash Sachdeva	750,,000	0	0.005	50% on 4/1/2015 50% on 6/12015
Hans Van Rietschote	50,000	0	0.01	12/1/2014
	50,000	0	0.005	12/1/2014
Hema Ganapathy	50,000	0	0.01	12/1/2014
	50,000	0	0.005	12/1/2014
Romi Randhawa	50,000	0	0.01	*

	100,000	0	0.005	*
James Kelleher	300,000	0	0.005	12/1/2014
Donald Richard	75,000	0	0.005	12/1/2014
Garrett Rajkovich	100,000	0	0.1	12/1/2014
	100,000	0	0.3	12/1/2014
Integramicro	150,000	0	0.3	12/1/2014
MDS Charity	75,000	0	0.1	12/1/2014
PL Malhotra	50,000	0	0.1	12/1/2014
Romesh Japra	150,000	0	0.01	*
	100,000	0	0.1	*
	100,000	0	0.3	*
Sujatha Ganesan	50,000	0	0.01	12/1/2014
Kannan Ramesh Kumar	100,000	0	0.01	12/1/2014
TOTAL	**14,398,750**	**0**		

- All options are fully vested and expire 3 years from date of issuance under presently existing stock options plans or service agreements.
- Denotes options that expire 60 days after leaving the employ of the Company

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 14,625,000 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

All of our future stock purchase agreements, stock options, warrants or rights must be approved by our board of directors. In addition, under the California Corporations Code, stock purchase agreements, stock options, warrants or rights concern the following actions may required shareholder approvals:

- Contracts or transactions between the corporation and directors;
- Loans of money or property to or guarantee of an obligation of an officer or director of (a) the corporation or (b) its parent or subsidiary;
- Adoption of corporate stock purchase plans, stock option plans or employee benefit plans;
- Sale, lease, conveyance, exchange, transfer or disposition of all or substantially all of the corporation's property or assets;
- Corporate reorganizations;
- Other actions affecting shareholder rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company does not have any arrangements to assure that key personnel remain with the Company and do not compete upon termination other than those agreements discussed in Item 40(c) above.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Besides the litigation listed in the following paragraphs, we are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our Company's or our Company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

The Company was involved in litigation with a former employee, Vince Khanna. Vince Khanna alleged that the Company wrongfully terminated him, and that he was not paid his wages and bonus pursuant to written and oral agreements with the Company. Khanna further alleged that he was owed penalties pursuant to the Company's alleged violations of certain California Labor Code sections.

On April 30, 2010, the Company entered into a mutual agreement with Vince Khanna to settle the lawsuit. Pursuant to the settlement agreement, Vince Khanna released the Company from all claims against the Company. In exchange, the Company agreed to grant Vince Khanna an unsecured note. The Note stipulated the following payments from the Company to Vince Khanna:

Amount Paid	Due Date
$25,000	4/30/10
$25,000	7/1/10
$25,000	10/1/10
$25,000	1/1/11
$25,000	4/1/11
$25,000	7/1/11
$25,000	10/1/11
$25,000	1/1/12
$27,000	4/1/12

On February 5, 2013, the Company paid off the full settlement amount of $227,000 owed to Vince Khanna. However, the settlement agreement contains a provision that provides for reasonable attorney fees in the event of default. Vince Khanna made a claim for his attorney fees, and this claim is pending in court. We estimate that the Company's remaining exposure is between $15,000 and $25,000.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We are not organized as an S Corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

a. On December 19, 2008, the company issued a promissory note (the "Note") to Director Romesh Japra for cash received of $500,000 on terms of 10% interest per year. The Note was payable 36 months after issuance. In conjunction with the issuance of the Note, the company granted warrants to Japra granting him the right to purchase 2,272,727 shares of common stock for $0.22 each. The Note was secured by all personal property owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California on January 30, 2009.

b. On November 1, 2009, the Company issued secured promissory notes (the "Promissory Notes") to three investors. The notes had an aggregate principal amount of $550,000 and were payable 36 months after issuance. The Promissory Notes have secured by all personal property owned by the Company, including intellectual property, patents, goods, and accounts receivable. A UCC filing statement was filed with the State of California on March 3, 2010.

c. On June 24, 2011 four founding employees (Andy Khanna, Neil Khanna, Mike Khanna and Bilal Ahmed) of the Company filed UCC Filing (Financing Statement) with the Secretary of State of California as secured creditor for the outstanding accrued wage of approximately $1,300,000 owed by the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

i. Copies of all of our material contracts; and

ii. An opinion of counsel to the Company as to the legality of the Shares, indicating that they will when sold, be legally issued, fully paid, and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131 or 408-708-4000.

Summary of Operations	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**

	Three Months Ended March 31, 2013	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011
Total revenues	77,144	292,376	301,584
Net Loss	108,819	447,958	719,900
Net loss per common share (basic and diluted)	.0009	-0.0060	-0.014
Weighted average common shares outstanding, basic and diluted	114,999,791	74,373,339	50,679,879

Balance Sheet	(Unaudited) As of March 31, 2013	(Unaudited) As of December 31, 2012	(Unaudited) As of December 31, 2011
Cash and cash equivalents	78,324	32,250	21,722
Total assets	229,431	177,552	101,134
Total liabilities	3,902,637	3,828,338	3,562,867
Total Stockholders' Equity/Deficiency	(3,673,206)	(3,650,7860	(3,461,733)
Total Liabilities and Stockholders'	229,431	177,552	101,134

	Unaudited Three Months Ended March 31, 2013	Unaudited Twelve Months Ended December 31, 2012	Unaudited Twelve Months Ended December 31, 2011
Revenue	**77,144**	422,226	301,584
Selling Expenses	**(21,734)**	(176,526)	(158,802)
General and administrative	**(72,543)**	(275,500)	(203,421)
Operation Expenses	**(51,183)**	(181,386)	(265,513)
Research and development	**(26,000)**	(106,179)	(140,917)
Total operating expenses	**(171,460)**	(739,592)	(768,653)
Operating Loss	**(94,316)**	(317,366)	(467,069)
Interest expenses	(36,703)	(116,576)	(237,295)
Other Expense	22,199	(14,016)	(15,536)

Loss before minority interest and income taxes	**(108,819)**	(447,958)	(719,900)
Income taxes	0	-	
Minority interest			
Net Loss	**(108,819)**	(447,958)	(719,900)
Earnings per share – Basic and Diluted	(.0009)	(0.006)	(0.014)
Weighted average shares outstanding – Basic and Diluted	114,999,791	74,373,339	(50,679,879)

	(Unaudited) As of March 31, 2013	(Unaudited) As of December 31, 2012	(Unaudited) As of December 31, 2011
ASSETS			
Cash	**$78,324**	**$32,250**	**$21,722**
Accounts Receivable	**141,415**	**128,914**	**52,869**
Other Current Assets	**6,655**	**10,155**	**7,616**
Total Current Assets	**226,394**	**171,319**	**82,207**
Fixed Assets	**109,010**	**109,010**	**108,923**
Accumulated Depreciation	**(108,611)**	**($105,416)**	**($92634)**
Net Fixed Assets	**399**	**3,594**	**16,289**
Other Assets	**2,638**	**2,638**	**2,638**
TOTAL ASSETS	**$229,431**	**$177,551**	**$101,134**
LIABILITIES & EQUITY			
Current Liabilities			
Accounts Payable	**$264,107**	**$266,310**	**$253,583**
Accruals	**256,198**	**312,267**	**302,479**
Note Payable - Current	**1,503,627**	**1,425,836**	**1,320,836**
Other Current Liabilities	**232,035**	**270,940**	**264,691**
Total Current Liabilities	**2,255,968**	**2,275,353**	**2,141,589**
Long Term Liabilities			

Notes Payable-non current			
Deferred Compensation	1,390,896	$1,339,646	$1,193,813
Other Long Term Liabilities	255,773	$213,339	$227,465
Total Liabilities	3,902,637	$3,828,338	$3,562,867
Stockholder's Equity			
Common Stock & Paid in Capital	$9,264,639	$9,178,639	$8,919,734
Retained Earning	(12,829,026)	($12,381,468)	(11,661,568)
Net Income - Current	(108,819)	($447,958)	($719,900)
Net Stockholder's Equity	(3,673,206)	($3,650,787)	($3,461,733)
Total LIABILITES & EQUITY	$229,431	$177,551	$101,134

	(Unaudited) January 1, to March 31, 2013	(Unaudited) January 1, to December 31 2012	(Unaudited) January 1, to December 31 2011
OPERATING ACTIVITES			
Net Income	$(108,819)	($447,958)	($719,900)
Adjustments to reconcile Net Income to net cash provided by operations			
Accounts Receivable	$(12,501)	(77,268)	(28,448)
Prepaid Rent , Interest & Deposit	0	$0	3,679
Accounts Payable	(1,803)	12,727	33,293
Accrued Payable	(61,898)	$0	($60,680)
Accrued Interest & Vacation Pay	0	8,025	123,440
Notes Payable	86,703	106,711	116,917
Unearned Maintenance Contracts	(43,628)	0	37,416
Other Operating items	1,642	6,300	14,779
Net cash provided by Operating Activities	(140,304)	($391,463)	($479,505)
INVESTING ACTIVITIES	-		
Accumulated Depreciation	3,195	12,694	12,784

Net Cash Provided by Investing Activities	**3,195**	**12,694**	**12,784**
FINANCING ACTIVITES	**-**		
Accrued Remuneration	**$51,250**	**$145,833**	**$229,868**
Royalty Liability	**43,003**	**4,336**	**15,885**
Lease Equipment	**(1,794)**	**(19,190)**	**(11,288)**
Issuance of Common stock	**86,000**	**259,635**	**202,546**
Net cash provided by Financing Activities	**178,460**	**390,613**	**436,991**
Net Cash Increase for period	**41351**	**11,844**	**(29,710)**
Cash at beginning of Period	**$ 36,973**	**$25,129**	**$51,432**
Cash at end of Period	**$ 78,324**	**$36,973**	**$21,722**

	Unaudited As of March 31 2013	**Unaudited As of Dec 31 2012**	**Unaudited As of Dec 31 2011**
Beginning Balance	**(3,650,787)**	**($3,461,733)**	**$2,944,379**
Net Income			
from January 1 through December 31	**(108,819)**	**($447,958)**	**($719,900)**
Common Stock - Addition	**86,000**	**259,635**	**202,546**
Other Adjustment	**400**	**($730)**	**0**
Ending Balance	**($3,673,206)**	**($3,650,787)**	**($3,461,733)**

March 31, 2013

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

SONASOFT CORPORATION, Inc. (The "Company") was incorporated under the laws of the State of California on December 18, 2002. The Company develops software that automates the disk-to-disk backup and recovery process for Microsoft Exchange, SQL and Windows Servers with integrated data protection, IM and e-mail archiving and disaster recovery solutions.

The unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for annual and interim financial information. Accordingly, they include all the information and footnotes required by accounting principles generally accepted in the United State of America for annual financial statements. However, the information included in these interim financial statements reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for the fair presentation of the financial position and the results of operations.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At December 31, 2012, the Company had approximately $32,250 in cash balances at financial institutions which are within the FDIC insured limits.

(D) Loss per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Accounting Standards codification ASC 260 , "Earnings per Share." As of December 31, 2012, there were 114,991,799 common shares outstanding (excluding the options not yet exercised). Common stock equivalents have been excluded from the diluted net loss per share as the amounts are anti diluted.

(E) Research and Development Costs

The Company expenses all research and development costs as incurred for which there is no alternative future use. These costs also include expensing of employee compensation and employee stock based compensation.

(F) Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC 740). Under ASC 740 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has incurred losses over period of time, so there is no income tax payable except the minimum state tax payment.

(UNAUDITED)

(G) Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standard ASC 985-605. Revenue from software arrangements with end users is recognized upon final delivery of the software; provided the collection is probable and no significant obligations remain. Revenue is recognized following ASC 985-605, all the elements of bundle software sold (including installation and maintenance) will be allocated based on the residual method. Bundled software packages include the actual software, software installation, and maintenance contracts. The customer is able to purchase maintenance contracts based on a one-year, two-year, or three-year term. Maintenance contracts are sold as a service, therefore, we calculate the VSOE for maintenance contracts to be a fixed percentage of the list price based on the term of the maintenance contract purchased. The maintenance contract revenue is recognized over the term of the maintenance contract. Amount billed in excess of revenue earned on the maintenance contract will be classified as deferred revenue. The software installation price is a fixed amount based on the number of mailboxes sold, and the residual amount after deducting installation charges and the maintenance contract will be allocated to the software product sale.

The one-year fixed price maintenance contracts revenue is recognized over 12 month period from the starting month to 12-month period. The two-year maintenance contracts revenue will be recognized on monthly basis and spread over a period of 24 months. The three-year maintenance contract revenue will be recognized over a period of 36 months.

In Dec 2012, a customer bought 2 years maintenance contract for our products, the revenue will spread over 24 month period, we will recognize first month revenue in Dec 2012, the balance 96% of revenue will be recognized in 2013 and 2014.

Allocation of revenue among various elements:

We sell software as a bundle product including installation, maintenance and product license. We allocate the revenue:

- Installation charged as fixed amount depending upon number of mailboxes sold.
- Fixed Price Maintenance Contract is 20% of list price for a one-year contract.
- Fixed Price Maintenance Contract is 17.5% of list price for a two-year contract.
- Fixed Price Maintenance Contract is 15% of list price for a three-year contract.
  Residual amount will be allocated to product sales/software license

In 2010 we had 19 two-year contracts and 7 three-year contracts that were active. Historically, better than 90% of our 1, 2 and 3 year contracts renew at least for a 1-year contract after expiry. In 2012, there were 389 total contracts sold, of which 4 were 2-year and zero were 3-year.

In the first quarter of 2013, we renewed 148 annual maintenance contracts and the revenue will be recognized over the life of Contract.

(H) Property & Equipment

We record our property and equipment at cost and depreciate these assets on a straight-line basis to their estimated residual values over their estimated useful lives of 3 to 7 years.

(I) Stock-Based Compensation

The Company accounts for its stock-based compensation under the provisions o ASC 718 " Accounting for stock based compensation" the Company is permitted to record expenses for stock options and other employee compensation plans based on their fair value at the date of grant. Any such compensation cost is charged to expense on a straight-line basis over the periods the options vest. If the options had cashless exercise provisions, the Company utilized variable accounting.

Common stock, stock options and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, as required by ASC 718 , which is measured as of the date required by ASC 505, *"Accounting for Stock based Compensation"*.." In accordance with ASC 505, the stock options or common stock warrants are valued using the Black-Scholes model on the basis of the market price of the underlying common stock on the "valuation date," which for options and warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the options and warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock up through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.

(J) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including accounts receivable, accounts payable and accrued expenses approximate their fair value due to the relatively short period to maturity for these instruments.

(K) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(L) Advertising Costs

Advertising costs are expensed as incurred and include the costs of public relations activities. These costs are included in selling, general and administrative expenses and totaled $5,480 for the year ended Dec 31, 2012.

(M) Identifiable Intangible Assets

As of March 31, 2013, $2,638 of costs related to filing patent applications has been capitalized. When patents are approved, the costs are amortized over the life of the patent. All costs for patents not approved will be expensed at that time of denial

(N) Long-Lived Assets

Long-lived assets and certain identifiable intangible assets related to those assets are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the non-discounted future cash flows of the enterprise are less than their carrying amount, their carrying amounts are reduced to fair value and an impairment loss is recognized. There was no impairment recorded in 2010 and 2011.

NOTE 2 GOING CONCERN

As reflected in the accompanying financial statements, the Company has net accumulated loss of ($12,829,426) and net loss for Q1, 2013 is ($108,819), and a working capital deficiency of ($666,733) and a stockholder's deficiency of ($3,673,206) at March 31, 2013. This raises substantial doubt abount its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan.The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and to implement its strategic sales plan provide the opportunity for the Company to continue as a going concern.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable at March.31, 2013 consisted of the following:

	AS of March. 31, 2013
Trade and other receivables	$ 141,415
Less: Allowance for doubtful accounts	-
	$ 141,415

The bad debt expense for the six months ended March 31, 2013 was $0.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2013 consisted of the following:

	2013
Office equipment	$ 20,721
Office furniture	1,821
Leasehold improvements	7,588
Computer equipment	78,881
Less: Accumulated depreciation	108,611
	$ 399

Depreciation expense for the quarter ended March. 31, 2013, was $3,195

NOTE 5 STOCKHOLDERS' EQUITY

(A) Common Stock Issued for Cash

During the quarter ended March 31, 2012, the Company did not issue any shares of common stock for cash.

During the quarter ended June 30, 2012 the Company issued 10,832,000 shares to existing shareholder and in Sept 30, 2012, the Company did issue 17,400,000 shares of common stock for cash. The number of shares issued for cash during Q4 were 12,800,000.

During the quarter ended March 31, 2013, the Company issued shares of common stock for cash of $86,000 at $0.005 per share.

Ramesh Kumar Kannan (Existing Stockholder)	$50,000
Barbara Tang (New Shareholder)	$15,000
Doug Mackallor (Existing Shareholder)	$21,000

None of the above individuals is any officer, director or 10% stockholder of the company.

(B) Common Stock Issued for Services

During the year 2012 in Sonasoft the Company issued 8,500,000 shares of common stock to various consultants for services.

NOTE 6 STOCK OPTION PLAN

Effective January 1, 2006, transactions under the Company's 2003 Plan (as defined below) were accounted for in accordance with the recognition and measurement provisions of ASC 718 "Share-Based Payment" , and related interpretations of ASC 718 requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within SEC Staff Accounting Bulletin No. 107, which provides the views of the staff of the SEC regarding the interaction between ASC 718 and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies.

In adopting ASC 718 , the Company applied the modified prospective approach to transition. Under the modified prospective approach, the provisions of ASC 718 are applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation costs for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date are recognized as the requisite services are rendered on or after such date. The compensation costs for that portion of awards are based on the grant-date fair value of those awards as calculated for either recognition of pro-forma disclosures

Stock option compensation expense for calendar year ending December 31, 2012 is the estimated fair value of options granted, amortized on a straight line basis over the requisite service period for the entire portion of the award.

Black-Scholes Valuation

The fair value of options at the date of grant is estimated using the Black Scholes option pricing model. The assumptions made in calculating the fair values of options are as follows:

	For the quarter ended March 31, 2013
Expected term (in years)	3
Expected volatility	25% to 78%
Rick-free interest rate	1.79% to 3.05%

There were Nil stock option awards granted during the quarter ended March 31, 2013.

Plan Information

In February 2003, the 2003 Incentive and Non-Statutory Stock Option Plan was approved and adopted by the Board of Directors. The 2003 Plan became effective upon the approval of the holders of the Company's stock at the Company's annual stockholders meeting held on June 4, 2003. Under the 2003 Plan, the Company may grant stock options to its employees, officers, and other key persons employed or retained by the Company and any non-employee director, consultant, vendor or other individual having a business relationship with the Company. Options are granted at various times and usually vest over a thirty-six (36) month period. As of December 31, 2012 the Company had total options pursuant to the 2003 Plan of 14,398,750.

Exercise Price	Number Outstanding Dec 31, 2012	Weighted Average remaining Contractual Life	Weighted Average exercise Price	Number Exercisable at Dec 31, 2012	Weighted Average Exercise Price
.00-.005	12,438,750	.80	0.005	9,951,000	0.005
.01-.10	1,400,000	.85	0.049	1,190,000	0.049
.21-.30	560,000	1.00	0.30	560,000	0.30
	14,398,750			11,701,000	

NOTE 7 COMMITMENTS AND CONTINGENCIES

(A) Employment Agreement

The company has entered into an employment agreement with its Chief Executive Officer through the year 2013 at an annual minimum salary of $150,000 per year, with additional fringe benefits as determined by the Board of Directors. In the event of termination of the agreement by the company, the company is required to pay a severance payment equivalent to 60 months of salary at the rate, and with the benefits, in effect at the date of termination.

The company has also entered into similar agreements each extending through the year 2013 with two other employees/managers at an average annual salary of $120,000. In the event of termination of the agreement by the company, the company is required to pay a severance payment equivalent to 12 months of salary at the rate, and with the benefits, in effect at the date of termination.

(B) Product Development/Royalty Agreement

In November 2007, the Company entered into a product development agreement with a software development company (developer). Under the terms of the agreement, the developer will be entitled to a royalty based on 10% of net sales of the product developed until such time as two hundred percent (200%) of the actual project cost has been cumulatively received by the developer. After such time, the developer would receive 5% of net sales of the product developed until such time as an additional three hundred percent (300%) of the actual project cost has been cumulatively received by the developer, resulting in a total payment to the developer of five hundred percent (500%) of the actual project cost. At a point in time in the future that five hundred percent (500%) of the actual project cost has been received by the developer, no further royalties shall be owed. The total royalty computed and determined to be $1.5m in 2007 agreement with developer based on development cost of $297,000. The total cost includes design, development, test and provide finished email archiving solution. The amount due and payable to developer as of December 31, 2012 is $67,794 and as of March 31, 2013 is $75,508.

(C) Royalty Agreement

During the year 2003 the company entered into royalty agreements with investors. The maximum liability under the agreement will be $1,500,000. The maximum amount due to investors in each year will be 5% of revenue up to a total of $1,500,000. Such premium is payable only if management of the Company reasonably determines that the company is profitable. Accordingly, in accordance with the signed royalty agreements, the Company is accruing the royalty premium at 5% of revenue. The royalty balance as of December 31, 2011 is $226,431, as of December 31, 2012 is $230,766 and as of March 31, 2013 is $226,431.

(D) Lease Agreement

The company has entered into a lease agreement for an office building, the lease period ends on Feb 28, 2013. The annual rent payable under lease is $ 60,000 , the rental amount due until the lease period ends is $10,000.

(E) Employment Related Lawsuit

In 2006, an ex-employee filed a lawsuit against the Company for wrongful termination. The Company has accrued a tentative settlement with the ex-employee for the payment of $227,000 in cash and an additional 95,000 shares of the Company stock as of December 31, 2007. As of December 31, 2012 Company had made payments towards the settlement, the legal case is still pending and contested in Santa Clara County Court. The Company made the final payment of $85,526. On Jan 31, 2013

NOTE 9 NOTE PAYABLE – RELATED PARTY

A) Note Amount $500,000 payable to Dr Romesh Japra, issued on December 19, 2008, interest rate 10% p.a. The principal and outstanding interest due should be paid in 36 months, maturity date of December 18, 2011. The note holder is also entitled to warrants of 2,272,727 shares of common stock of Sonasoft with a term of 36 months exerciable by holder upon payment of $.22 cents per share of stock actually purchased. The note holder did not exercise the warrants granted. The balance outstanding including principal and interest as of March 31, 2013 is $714,144.

B) Note Amount $33,000 payable to Michelle Rose, issued on November 1, 2009, carrying interest rate 10% p.a. The principal and outstanding interest due should be paid in 36 months, maturity date of October 31, 2012. The note holder is also entitled to warrants of 165,000 shares of common stock of Sonasoft with a term of 36 months exerciable by holder upon payment of $.22 cents per share of stock actually purchased. The note holder did not exercise the warrants granted. The balance outstanding including principal and interest as of March 31, 2013 is $40,251.

C) Note Amount $100,000 payable to Joseph and Anne Rapp, issued on November 1, 2009, carrying interest rate 10% p.a. The principal and outstanding interest due should be paid in 36 months, maturity date of October 31, 2012. The note holder is also entitled to warrants of 500,000 shares of common stock of Sonasoft with a term of 36 months exercisable by holder upon payment of $.20 cents per share of stock actually purchased. The note holder did not exercise the warrants granted. The balance outstanding including principal and interest as of March 31, 2013 is 134,171.

D) Note Amount $22,000 payable to Ken Fishmen, issued on November 1, 2009, carrying interest rate 10% p.a. The principal and outstanding interest due should be paid in 36 months, maturity date of October 31, 2012. The note holder is also entitled to warrants of 110,000 shares of common stock of Sona soft with a term of 36 months exercisable by holder upon payment of $.20 cents per share of stock actually purchased. The note holder did not exercise the warrants granted. The balance outstanding including principal and interest as of March 31, 2013 is $26,835.

E) Note Amount $400,000 payable to Dr Romesh Japra, issued on November 1, 2009, carrying interest rate 10% p.a. The principal and outstanding interest due should be paid in 36 months, maturity date of October 31, 2012. The note holder is also entitled to warrants of 2,000,000 shares of common stock of Sonasoft with a term of 36 months exercisable by holder upon payment of $.20 cents per share of stock actually purchased. The note holder did not exercise the warrants granted. The balance outstanding including principal and interest as of March 31, 2013 is $536,685.

F) Note Amount $50,000 payable to Muriel K Mackallor issued on Jan 15, 2013, carrying interest rate of 15% p.a. The principal and outstanding interest due should be paid in three installments, April, July and October 2013. The balance outstanding including principal and interest as of March 31, 2013 is $51,541. The first installment of principal and interest due was paid in April 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company had losses from operations during its last fiscal year. There are three primary causes underlying these losses and the Company has taken steps to address these causes. First, the Company's old product, SonaExchange did not receive desired market acceptance, primarily due to the limitation of the number of mailboxes that thes product can handle in a single email data recovery operation. We have ceased promoting sales for SonaExchange and SonaSQL since 2008. Second, during 2010-11 the company changed its operations by focusing all marketing and sales efforts on SonaVault, the new email archiving product. Lastly, the Company was involved in litigation over the last two fiscal years and spent a great deal of time, effort and money defending and responding to the allegations. See the section on Litigation above. As a result of the litigation, the Company had to terminate some of its employees, which further hurt the Company's sales and marketing efforts.

License revenue from sales of our SonaVault email archiving product grew from $160K in 2010 to $182K in 2011, In 2012 the this license revenue dropped to $116K But, that was due to a special 2012 sales promotion we gave to selected industries in which we waived the license fee for customers who signed a one year maintenance agreement – hence we received upfront cash payments, but, will only recognize that revenue on a monthly basis over the one year term In Q1, 2013, Sona Vault license sold for $14,053, and continued to make sales and marketing to increase revenue. The Company expects sales to continue to grow as a result of these focused strategies and great feedback from our customers. The Company plans to begin developing a heavy SonaVault marketing initiative with a successful offering under this offering circular.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

See Above.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 90%.

What is the anticipated gross margin for next year of operations? Approximately 90%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company does not expect its gross margins as a percentage of sales for the fiscal year to change materially. Because the Company sells software, much of its costs are fixed costs. As such, the Company does not anticipate its gross margins for the following year to change.

Reasonably current gross margin figures are difficult to predict for our industry. However, below is a list of the fifteen companies with the highest Gross Margins in the technology sector, according to Google Finance, as of July 20, 2012. In no way does this represent the potential for profitability of Sonasoft, but merely illustrates that gross margins for software companies are generally higher than other product lines.

Company name	Symbol	Market cap	P/E ratio	Div yield (%)	52w price change (%)	▼ Gross margin (%)
ARM Holdings plc (ADR)	ARMH	10.62B	52.04	0.69	-21.74	94.43
CA, Inc.	CA	12.31B	13.68	3.77	18.61	86.64
Giant Interactive Group Inc (ADR)	GA	1.06B	7.45	6.67	-36.89	85.98
Digimarc Corp	DMRC	193.70M	20.23	1.59	-28.45	83.87
Simulations Plus, Inc.	SLP	66.08M	25.25	4.78	29.41	82.28
Intuit Inc.	INTU	17.36B	24.58	1.01	24.75	81.98
Ebix Inc	EBIX	773.19M	11.95	0.94	14.29	79.56
Technical Communications Corporation	TCCO	13.90M	7.81	5.33	-9.96	79.29
SouFun Holdings Limited (ADR)	SFUN	1.10B	10.36	14.06	-39.97	79.02
Oracle Corporation	ORCL	148.33B	15.47	0.78	-3.77	78.83
OPNET Technologies, Inc.	OPNT	610.55M	33.48	2.22	-27.12	77.61
Microsoft Corporation	MSFT	254.53B	15.18	2.61	13.32	76.22
National Instruments Corp	NATI	3.36B	41.03	2.01	-2.99	76.15
Linear Technology Corporation	LLTC	7.08B	15.87	3.22	2.76	76.04
Cognex Corporation	CGNX	1.34B	19.07	1.39	-12.82	75.83

50. Foreign sales as a percent of total sales for last fiscal year: 5%. **Domestic government sales as a percent of total domestic sales for last fiscal year:** 10%.

Explain the nature of these sales, including any anticipated changes:

The Company expects foreign sales as a percent of total sales to increase in the coming years. Once the Company has its domestic operations well established, pending a successful offering under this offering statement, the Company plans to establish distributors in other areas of the world. We expect foreign sales to reach up to 10% of our total sales in the coming year, pending a successful financing. The Company currently relies heavily upon domestic government sales. In addition to selling our product to local governments, we also sell our software to municipal and state educational institutions. The figures above for domestic government sales incorporate our sales to educational institutions as well. We expect sales to educational institutions to grow slightly in the coming year too. We also expect domestic government sales to fluctuate up or down 10% depending on where we determine to focus our marketing and sales efforts, upon the successful completion of this financing.

Date of this Preliminary Offering Circular: August ____, 2013

PART III – Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Amendment to Articles of Incorporation, dated July 30, 2012
2.3	Bylaws (1)
2.4	First Amendment to Bylaws dated September 26, 2003 (2)
6.1	Employment Agreement with Andy Khanna (1)
6.2	Employment Agreement with Bilal Ahmed(1)
6.3	Employment Agreement with Neil Khanna (1)
6.4	Addendum to Employment Agreement with Andy Khanna (5)
6.5	Addendum to Employment Agreement with Bilal Ahmed (5)
6.6	Addendum to Employment Agreement with Neil Khanna (5)
6.7	Lease of Executive Office Space (5)
6.8	Distributor Agreement with Avnet (2)
6.9	Distributor Agreement with Wipro(4)
6.10	Agreement with Integra(4)
6.11	Addendum to Agreement with Integra(4)
6.12	Consulting Agreement with Subhash Sachdeva (5)
6.13	Note issued to Dr. Romesh K. Japra dated November 1, 2009 (5)
6.14	Note issued to Dr. Romesh K. Japra dated December 19, 2008 (5)
6.15	Note issued to Joseph and Anne Rapp dated November 1, 2009 (6)
6.16	Note issued to Ken Fishman dated November 1, 2009 (6)
6.17	Note issued to Michelle Rose dated November 1, 2009 (6)
6.18	Note issued to Muriel K Mackallor dated January 15, 2013 (6)
11.1	Opinion of Anslow & Jaclin, LLP *

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (SEC File No. 333-150750).
(2) Incorporated by reference to the Company's Registration Statement on Amendment No. 5 to Form S-1 (SEC File No. 333-150750).
(3) Incorporated by reference to the Company's Registration Statement on Amendment No. 1 to Form S-1 (SEC File No. 333-150750).
(4) Incorporated by reference to the Company's Registration Statement on Amendment No. 2 to Form S-1 (SEC File No. 333-150750).
(5) Previously filed.
(6) Previously herewith.
* To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on __________, 2013.

Issuer: **SONASOFT CORP.**

By: ______________________
Nand (Andy) Khanna — 8-15, 2013
President and Chief Executive Officer of Sonasoft Corp.

By: ______________________
Subhash Sachdeva — 8-15, 2013
Acting Chief Financial Officer
Officer of Sonasoft Corp.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
Nand (Andy) Khanna	Chief Executive Officer, President and Director	8-15, 2013
Romi Randhawa	Director	8-15, 2013
Dr. Romesh K. Japra, M.D., F.A.C.C.	Chairman of the Board	8-15, 2013
Subhash Sachdeva	Acting Chief Financial Officer	8-15, 2013
Jim Gilmer	Secretary	8-15, 2013
Bilal Ahmed	Chief Technology Officer & VP of Engineering	8-15, 2013
Neil Kumar Khanna	VP of Client Services & Operations	8-15, 2013

Exhibit 6.15

SONASOFT CORP.

NOTE

DO NOT DESTROY THIS NOTE.
WHEN PAID,
THE ORIGINAL OF THIS NOTE
MUST BE SURRENDERED TO MAKER.

$100.000.00 November 1, 2009.

TEN PERCENT (10%) PER ANNUM SAN JOSE, CALIFORNIA

FOR VALUE RECEIVED, the undersigned, Sonasoft Corp., a California corporation, "maker", promises to pay to Joseph and Anne Rapp, at a location designated by them, or at such other place as the holder may from time to time designate by written notice to maker, the principal sum set forth in the upper left hand corner of this note, with interest from the date set out in the upper right hand corner of this note, until paid at the rate of ten percent (10%) simple interest per annum on the balance remaining from time to time unpaid. Principal and interest shall be due and payable in lawful money of the United States of America. Each payment shall be credited first to interest then due, then to principal.

Interest shall be paid on the following schedule:

The first year's interest, amounting to ten thousand and no/100 dollars ($10,000), shall be paid (i) by netting the amount advanced on principal, or (ii) on or before seventy-five (75) days from the making of the loan represented by this Note. .

Thereafter, interest accrued will be paid quarterly, in arrears, at the end of each full calendar quarter following the one year anniversary of the date of the note set out above. All outstanding principal and accrued interest shall be due and payable thirty-six (36) months after the date set out above.

In addition, upon inception of this note, holder shall be granted warrants for five hundred thousand (500,000) shares of common stock of maker, under maker's standard warrant agreement, with a term of 36 months, exercisable by holder upon payment of $0.20/share of stock actually purchased.

Exhibit 1

Maker shall have the right to prepay this note, in whole or in part, upon fourteen (14) days prior notice to holder. Such notice shall state maker's intent to prepay, and the amount of such prepayment.

Maker agrees to pay the following costs, expenses, and attorneys' fees paid or incurred by the holder of this note, or adjudged by a court : (i) reasonable costs of collection, costs and expenses, and attorneys' fees paid or incurred in connection with the collection or enforcement of this note, whether or not suit is filed; and (ii) costs of suit and such sum as the court may adjudge as attorneys' fees in any action to enforce payment of this note or any part of it. Additionally, attorney's fees incurred in enforcing any judgment obtained are also recoverable. This provision for post judgment attorneys fees is intended to be severable from the other provisions of this note, shall survive any judgment rendered, and shall not be deemed merged into the judgment being enforced.

MAKER

Sonasoft, Corp.

By: ______________________

Andy Khanna, President

Exhibit 6.16

SONASOFT CORP.

NOTE

**DO NOT DESTROY THIS NOTE.
WHEN PAID,
THE ORIGINAL OF THIS NOTE
MUST BE SURRENDERED TO MAKER.**

$22.000.00 November 1, 2009.

TEN PERCENT (10%) PER ANNUM SAN JOSE, CALIFORNIA

FOR VALUE RECEIVED, the undersigned, Sonasoft Corp., a California corporation, "maker", promises to pay to Ken Fishman, at a location designated by him, or at such other place as the holder may from time to time designate by written notice to maker, the principal sum set forth in the upper left hand corner of this note, with interest from the date set out in the upper right hand corner of this note, until paid at the rate of ten percent (10%) simple interest per annum on the balance remaining from time to time unpaid. Principal and interest shall be due and payable in lawful money of the United States of America. Each payment shall be credited first to interest then due, then to principal.

Interest shall be paid on the following schedule:

The first year's interest, amounting to two thousand, two hundred and no/100 dollars ($2,200), shall be paid (i) by netting the amount advanced on principal, or (ii) on or before seventy-five (75) days from the making of the loan represented by this Note. .

Thereafter, interest accrued will be paid quarterly, in arrears, at the end of each full calendar quarter following the one year anniversary of the date of the note set out above. All outstanding principal and accrued interest shall be due and payable thirty-six (36) months after the date set out above.

In addition, upon inception of this note, holder shall be granted warrants for one hundred ten thousand (110,000) shares of common stock of maker, under maker's standard warrant agreement, with a term of 36 months, exercisable by holder upon payment of $0.20/share of stock actually purchased.

Exhibit 1

Maker shall have the right to prepay this note, in whole or in part, upon fourteen (14) days prior notice to holder. Such notice shall state maker's intent to prepay, and the amount of such prepayment.

Maker agrees to pay the following costs, expenses, and attorneys' fees paid or incurred by the holder of this note, or adjudged by a court : (i) reasonable costs of collection, costs and expenses, and attorneys' fees paid or incurred in connection with the collection or enforcement of this note, whether or not suit is filed; and (ii) costs of suit and such sum as the court may adjudge as attorneys' fees in any action to enforce payment of this note or any part of it. Additionally, attorney's fees incurred in enforcing any judgment obtained are also recoverable. This provision for post judgment attorneys fees is intended to be severable from the other provisions of this note, shall survive any judgment rendered, and shall not be deemed merged into the judgment being enforced.

MAKER

Sonasoft, Corp.

By: ______________________
Andy Khanna, President

Exhibit 6.17

SONASOFT CORP.

NOTE

DO NOT DESTROY THIS NOTE.
WHEN PAID,
THE ORIGINAL OF THIS NOTE
MUST BE SURRENDERED TO MAKER.

$33,000.00 November 1. 2009.

TEN PERCENT (10%) PER ANNUM SAN JOSE, CALIFORNIA

FOR VALUE RECEIVED, the undersigned, Sonasoft Corp., a California corporation, "maker", promises to pay to Michelle Rose, at a location designated by her, or at such other place as the holder may from time to time designate by written notice to maker, the principal sum set forth in the upper left hand corner of this note, with interest from the date set out in the upper right hand corner of this note, until paid at the rate of ten percent (10%) simple interest per annum on the balance remaining from time to time unpaid. Principal and interest shall be due and payable in lawful money of the United States of America. Each payment shall be credited first to interest then due, then to principal.

Interest shall be paid on the following schedule:

The first year's interest, amounting to thee thousand three hundred and no/100 dollars ($3,300), shall be paid (i) by netting the amount advanced on principal, or (ii) on or before seventy-five (75) days from the making of the loan represented by this Note. .

Thereafter, interest accrued will be paid quarterly, in arrears, at the end of each full calendar quarter following the one year anniversary of the date of the note set out above. All outstanding principal and accrued interest shall be due and payable thirty-six (36) months after the date set out above.

In addition, upon inception of this note, holder shall be granted warrants for one hundred sixty-five thousand (165,000) shares of common stock of maker, under maker's standard warrant agreement, with a term of 36 months, exercisable by holder upon payment of $0.20/share of stock actually purchased.

Maker shall have the right to prepay this note, in whole or in part, upon fourteen (14) days prior notice to holder. Such notice shall state maker's intent to prepay, and the amount of such prepayment.

Maker agrees to pay the following costs, expenses, and attorneys' fees paid or incurred by the holder of this note, or adjudged by a court : (i) reasonable costs of collection, costs and expenses, and attorneys' fees paid or incurred in connection with the collection or enforcement of this note, whether or not suit is filed; and (ii) costs of suit and such sum as the court may adjudge as attorneys' fees in any action to enforce payment of this note or any part of it. Additionally, attorney's fees incurred in enforcing any judgment obtained are also recoverable. This provision for post judgment attorneys fees is intended to be severable from the other provisions of this note, shall survive any judgment rendered, and shall not be deemed merged into the judgment being enforced.

MAKER

Sonasoft, Corp.

By: ____________________
Andy Khanna, President

Exhibit 6.18

Secured Promissory Note

(Installment Payments)

$50,000 : Amount of Loan

$57,600 : Amount of Secured Note (principal $50.000 plus $7,600)

January 15, 2013

Borrower: Sonasoft Corp

2150 Trade Zone Blvd, Ste: 2013

San Jose, California 95131

("Borrower")

Lender: Muriel K. MacKallor

801 Church St., apt. 1140

Mountain View, CA 94041

("Lender")

I. Promise to Pay

Borrower agrees to pay Lender the total amount of $50,000.00, together with interest of 15 percent of the principal, which totals to $7,600.00, for a total amount to be paid to the Lender of $57,600.00.

Payment will be delivered to Lender to 801 Church St., apt. 1140, Mountain View, CA 94041-1963.

II. Repayment

The amount owed under this Promissory Note will be repaid in three equal installments of $19,200.00_ made as per the schedule below:

A) $19,200 on April 2, 2013

B) $19,200 on July 3, 2013

C) $19,200 on October 2, 2013

III. Late Payment Fees

If Borrower defaults in payment by more than fifteen (15) days of the time set forth herein, then Borrower shall pay an additional $50.00.

IV. Additional Costs

In case of default in the payment of any principal or interest of this Promissory Note, Borrower will pay to Lender such further amount as will be sufficient to cover the cost and expenses of collection, including, without limitation, reasonable attorney's fees, expenses, and disbursements. These costs will be added to the outstanding principal and will become immediately due.

V. Security Pledge

The obligations of the Borrower to the Lender under this Secured Promissory Note are secured by both, a corporate guarantee, and a pledge of revenue from Sonasoft Corp's Account Receivable (Customers): In the event of a default on this payment, with a default being defined as lack of payment in full by October 17, 2013, Sonasoft Corp will be required to pledge future income from Sonasoft Corp's Account Receivables (customers) until this Secured Promissory Note is paid and satisfied in full as to the terms stated in this document. This security pledge will survive in full in the event that Sonasoft Corp is purchased, acquired, merged, or enters bankruptcy proceedings including but not limited to Chapter 9 and Chapter 11.

VI. Transfer of the Promissory Note

Borrower hereby waives any notice of the transfer of this Note by Lender or by any subsequent holder of this Note, agrees to remain bound by the terms of this Note subsequent to any transfer, and agrees that the terms of this Note may be fully enforced by any subsequent holder of this Note.

VII. Amendment; Modification; Waiver

No amendment, modification or waiver of any provision of this Promissory Note or consent to departure therefrom shall be effective unless by written agreement signed by both Borrower and Lender.

VIII. Successors

The terms and conditions of this Promissory Note shall inure to the benefit of and be binding jointly and severally upon the successors, assigns, heirs, survivors and personal representatives of Borrower and shall inure to the benefit of any holder, its legal representatives, successors and assigns.

IX. Breach of Promissory Note

No breach of any provision of this Promissory Note shall be deemed waived unless it is waived in writing. No course of dealing and no delay on the part of Lender in exercising any right will operate as a waiver thereof or otherwise prejudice Lender's rights, powers, or remedies. No right, power, or remedy conferred by this Promissory Note upon Lender will be exclusive of any other rights, power, or remedy referred to in this Note, or now or hereafter available at law, in equity, by statute, or otherwise.

X. Governing Law

The validity, construction and performance of this Promissory Note will be governed by the laws of California, excluding that body of law pertaining to conflicts of law.

The parties hereby indicate by their signatures below that they have read and agree with the terms and conditions of this agreement in its entirety.

Borrower Signature: ______________________

Andy Khanna

President and CEO

Sonasoft Corp.

Lender Signature: ______________________

Muriel K. MacKallor

Date: January 15, 2013

Promissory Note to Muriel K. MacKallor

Security Pledge

With reference to the January 15, 2013, Note (attached) of $57,600 payable to Muriel MacKallor (Lender), we, the undersigned, as the Secured Creditors of Sonasoft Corporation do herein signify our agreement to subordinate our claim to the companies Accounts Receivable to the pledge to the Lender as completely defined in Article V (Security Pledge) of the Note.

Andy Khanna

Bilal Ahmed

Neil Khanna

Mike Khanna

Dr. R.K. Japra

Ken Fishman

Joe Rapp

Promissory Note to Muriel K. MacKallor

Security Pledge

With reference to the January 15, 2013, Note (attached) of $57,600 payable to Muriel MacKallor (Lender), we, the undersigned, as the Secured Creditors of Sonasoft Corporation do herein signify our agreement to subordinate our claim to the companies Accounts Receivable to the pledge to the Lender as completely defined in Article V (Security Pledge) of the Note.

Andy Khanna

Bilal Ahmed

Neil Khanna

Mike Khanna

Dr. R.K. Japra

Ken Fishman

Joe Rapp